UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2025

LEGION M ENTERTAINMENT, INC.

(Exact name of issuer as specified in its charter)

Delaware	81-1996711
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

1801 Century Park East, 24th Floor, Los Angeles, CA	90067
(Address of principal executive offices)	(Zip code)

(833) 534-4666

(Registrant’s telephone number, including area code)

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report, the term “Legion M,” “the company” or “we” refers to Legion M Entertainment, Inc.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

ITEM 1. BUSINESS

Introduction

Legion M is an entertainment company formed on March 4, 2016, under the laws of Delaware as a C corporation. Our business plan is to partner with creators and other entertainment companies -- from independent filmmakers to large Hollywood studios -- to develop, produce, distribute, market, finance, and monetize entertainment content including movies, television shows, digital content, live events, and more. In this sense, we are like many other entertainment companies around the world.

The difference is that Legion M is (to our knowledge) the first entertainment company built from the ground up to be owned by fans. We’re taking advantage of historic new equity crowdfunding laws that allow the public to invest in our company in its earliest stages of development. With Legion M, YOU can own a piece of the company, YOU can get behind the scenes and — if we are successful — YOU can share in the rewards!

We founded Legion M because we saw a once-in-a-lifetime opportunity created by the JOBS Act. Fans hold great power in the entertainment industry – we’re the ones who buy the tickets, pay the subscriptions, and decide what to watch. As individuals, we have little power, but together we are responsible for a $100BM global industry. Legion M’s goal is to harness that power to create a company with sustainable long-term competitive advantages that gives ALL of us a stake in the future of film and television.

Competitive Advantage

From franchises and IP to talent and influencers, we believe a BUILT-IN AUDIENCE is one of the most valuable assets in Hollywood. Our goal is to create a company with a built-in audience for everything we do. By giving movie-lovers an ownership stake and a voice in the process, we believe we’re creating a legion of fans that are both financially and emotionally invested in the success of our projects. The bigger that audience gets, the more powerful it becomes.

We believe a company owned by a large community of emotionally invested shareholders can develop long-term competitive advantages that reduce risks and improve odds of success. Our goal is to create:

●	A legion of ticket-buyers to come out opening night (and bring out all their friends!);

●	A legion of advocates to share on social media and create grassroots buzz;

●	A legion of scouts to help find the next big thing;

●	A legion of stakeholders to provide “wisdom of the crowd” that helsp the company make better decisions;

●	A legion of supporters to provide energy, enthusiasm and excitement that help propel the company forward;

●	A legion of creatives to crowdsource ideas and contribute their talents;

●	A legion of fans to help attract the very best talent to our projects.

Our long-term goal is to unite one million fans as shareholders of Legion M. It’s an ambitious goal, but if we’re successful, we believe it could make Legion M one of the most influential companies in Hollywood.

Current Size of the Legion

At 6AM Pacific Time on May 16, 2016 (the day Regulation CF went into effect), Legion M became one of the first companies in history to launch an equity crowdfunding round under Regulation CF, created by the JOBS Act. Since then, we have completed ten rounds of equity crowdfunding, raising over $25 million from more than 60,000 investors via a combination of Regulation A, Regulation CF, and Regulation D.

In addition to allowing fans to invest via equity crowdfunding, we also allow them to join our community by becoming a free member or following us on social media. We do this for several reasons, including the fact that we want to give people the opportunity to “get to know us” before they invest. We also recognize that there are many people who love the idea of a fan-owned company but for some reason cannot or choose not to invest. As a company whose power comes from the size and strength of its community, we welcome these people with open arms. As of December 31, 2025, we estimate our total community of investors, members, and followers to be over 150,000 people.

How We Make Money

Entertainment is a complex and rapidly changing industry that employs a variety of business models for the production, distribution, and monetization of content. While there are many ways a company can make money in entertainment (and even more ways to lose it!), we focus on parts of the value chain where we believe having a built-in audience provides competitive advantages.

As a new company attempting something that has never been done before, we view many of our early projects as experiments that allow us to better understand our business and prove — to ourselves, our investors, and the industry — the value a fan-owned company can provide.

Over the past 10 years Legion M has earned revenue from a variety of different business models. Through these efforts we’ve “levelled up” from playing small roles in other people’s projects to developing, producing and releasing films of our own. Today our business is focused on the following models which we believe will power the next phase of Legion M’s development:

Distribution

Distribution refers to the act of releasing and monetizing a movie across all available channels, including theatrical, home entertainment (VOD, DVD, etc), streaming, etc. Revenue generally comes in the form of “distribution fees” which are generally taken as a cut of all revenue earned by the film.

As of April 30, 2026, Legion M has been wholly or partially responsible for the distribution of three films: Fackham Hall (in partnership with Bleecker Street), William Shatner: You Can Call Me Bill, and Memory: The Origins of Alien (in partnership ScreenMedia).

In addition, Legion M has partnered with several other distributors -- including Searchlight, NEON, Briarcliff, Bleecker Street, Fathom Events, Saban, RLJ, Electric, and Relativity – to have a hand in the release of more than a dozen other films.

Feature Film Production

Feature film production refers to the act of producing a movie. This includes everything from “pre-production” activities like developing a script, attaching talent, and arranging financing, to “post-production” activities like sales, marketing, and release strategy.

Film producers are typically compensated via a combination of “producer fees” (usually paid out of the production budget) and a “backend” stake in any profits the film generates. While producer fees are often bankable (as they are typically paid out of the budget), backend is typically a high-risk position — a film that becomes a hit can generate significant backend, but many films generate no backend profits at all.

To date, Legion M has produced (or is in the process of producing) four feature films: The Man In The White Van, William Shatner: You Can Call Me Bill, My Dead Friend Zoe, and Fade To Black.

Film and TV Development

Development generally refers to the earliest stages of the content production cycle, when production companies invest time, money, and “sweat equity” to develop, package, and sell movies, TV series and other entertainment projects. Examples of development activities include reading and evaluating scripts, licensing IP, packaging talent (e.g., showrunners, actors, directors), creating pitch materials, and pitching projects to financiers, studios, streaming services, networks, distributors, and other potential partners. The goal of development is to get a project produced.

From an investment standpoint, development projects are generally considered very high risk, meaning that the odds of any given project making it into production are often very low. That said, if you are successful in developing your project into a successful property, the potential for reward can be high.

As of December 31, 2025, Legion M has successfully developed (in conjunction with producing partners) four feature films (William Shatner: You Can Call Me Bill, My Dead Friend Zoe, The Man In The White Van, and Fade To Black) that have made it into production. We’ve also successfully developed two adult animated series that had initial sales to streamers (one for a pilot script, and the other for two full seasons of scripts) but were subsequently cancelled by the streamers.

While development is generally considered a “cost center” for most production companies, Legion M has found ways to monetize the process and earn revenue from many of our development projects. For example, in the process of developing The Girl With No Name and Defiant: The Story of Robert Smalls as feature films and Darknights and Daydreams as a Broadway play, we launched crowdfunding projects that allowed us to bring fans into the development process and offset our development costs.

Consumer Products and Media

Ever since our community began, there has been demand for Legion M merchandise that allows our members and investors to show off their Legion M pride. In addition, Legion M has acquired merchandising rights for several of our projects. Legion M has sold items ranging from t-shirts, hats, posters and pins to replica props, Halloween masks, collectables and consumable products like “Cheddar Goblin Macaroni and Cheese” (from the film Mandy) and Archenemy brand “space whiskey”. For many of our projects, we also sell the project media itself, including DVD’s, Blu-Rays, books, albums, and comics. Our ability to generate consumer product, media, and licensing revenue tied to our projects creates value for both Legion M and our partners.

We also believe that the investments we make in consumer products pay dividends beyond the revenue they generate. It’s not a coincidence that successful entertainment companies like Walt Disney and Warner Brothers have robust consumer product divisions to monetize their IP, as branded products are an excellent way to drive awareness and build fandoms.

Live Event Production

Legion M has produced many live events, including the following from the past several years:

●	2024 Red Carpet Screenings of William Shatner: You Can Call Me Bill in New York, Culver City, and Lexington, KY

●	2024 “Rolling Red Carpet” Premiere of The Man in The White Van in Red Oak, TX.

●	2022 “Celebrating William Shatner” day at San Diego Comic-Con

In each of these cases, we incurred the effort, costs, and risks of hosting the events in exchange for the revenue generated from sources that include tickets, merchandise, food/drink, photos, autograph signings, and sponsorships. Some of our events are intended to generate a profit (e.g. the red carpet premieres of William Shatner: You Can Call Me Bill contributed revenue to the waterfall of the film), but other events (e.g. the 2022 event at San Diego Comic Con) are intended primarily to subsidize the costs of the events so we can benefit from the exposure, goodwill, and media coverage they generate, as well as the opportunity to “open the gates of Hollywood’’ for our members and investors.

Finance Plan

As of December 31, 2025, we have raised over $25,000,000 from more than 60,000 investors under Regulation A, Regulation CF and Regulation D. We have also raised over $4,000,000 via Reg D and Reg CF “Fan First Financing” offerings for the feature films William Shatner: You Can Call Me Bill, My Dead Friend Zoe, and Fade to Black.

Developing and monetizing entertainment projects like movies and television shows usually requires significant capital investment. We intend to raise as much of that money as possible directly from fans. Our long-term goal is to have 1 million shareholders, which would likely provide hundreds of millions of dollars. We expect it will take us many successive fundraising rounds to achieve this goal, but if we’re successful, we believe it could make us one of the most influential companies in Hollywood.

In addition to raising money directly from fans, Legion M is considering opportunities to partner with private equity investors, venture capitalists, film financing companies, and other entertainment financiers to increase the amount of money available for funding Legion M projects and initiatives.

Entertainment and Media Market

Film, television, and digital entertainment is a global industry that generates over $100 billion in revenue each year. Home to some of the largest and best-known corporations in the world (Disney, Sony, Netflix, Amazon, Apple, etc.), it is an extremely complex and competitive industry with stakeholders ranging from content creators and studios to networks, technology and distribution companies.

As the industry grows, it’s constantly evolving. In recent years, changes in technology and consumer habits have ushered dramatic shifts in the industry, including the proliferation and success of global OTT (“over the top”) services such as Netflix, Amazon and Hulu, the advent of new steaming services such as Disney+, Peacock and AppleTV, the rise of new technologies like interactive TV and Virtual Reality, and the growth of non-traditional models such as PPV (pay per view), VOD (video on demand), SVOD (subscription video on demand) and AVOD (advertising supported video on demand). In addition, the COVID pandemic, the “streaming wars”, the WGA/SAG strikes, and rapidly changing business landscape/consumer habits have led to significant fluctuations in demand for film and TV production.

Throughout all this change, the one thing that remains constant is the importance of the audience. It’s the collective eyeballs and wallets of viewers around the world that fuel the entire industry. The power of aggregating fans can be seen throughout the industry, from the salaries commanded by well-known actors and influencers to the importance of sequels, reboots and IP with established fanbases.

A BUILT-IN AUDIENCE is one of the most valuable assets in Hollywood. Our goal is to create a company with a built-in audience for everything we do.

Board of Advisors

While we are a fan-owned company, we are not a fan-run company. We believe our fan community is an extremely powerful resource for helping evaluate the art of media and entertainment, but the business of media and entertainment is extremely complex, nuanced, and highly confidential. To help us navigate these waters, we’ve established a remarkable board of advisors which currently includes:

●	William Shatner - Renowned Actor (Star Trek, TJ Hooker, Boston Legal, Rescue 911, etc.), Director, Producer, Screenwriter, Author and Musician

●	Larry Gleason - Distribution and Exhibition Expert, Former President of Worldwide Distribution at MGM, and Former President of Worldwide Exhibition at Paramount

●	Stoopid Buddies Stoodios (Matt Senreich, Seth Green, John Harvatine, and Eric Towner) - the company behind Robot Chicken, SuperMansion, and Buddy Thunderstruck

●	Joanne Waage - SVOD Pioneer, Former GM/CEO of Crunchyroll, and Former CEO of Rakuten Viki

●	Phil Hunt – Managing Director of Bankside Films (Sales), and Headgear Films (Financing)

●	Scott Landsman – Former Senior Vice President of Comedy Development at Sony TV

●	Gaston Dominguez-Letelier - Comic Book & Pop Culture Expert and Founder & Former CEO of Meltdown, Inc., SVP NTWRK

●	Animal Repair Shop (Susan Bonds and Alex Lieu) - Mixed Reality Pioneers and Former Disney Imagineers

●	Kerry O’Quinn - Creator and Publisher of Starlog, Fangoria, CineMagic, and Comics Scene Magazines

●	Tim League - Founder of Alamo Drafthouse, Founder of Fantastic Fest, and Co-Founder of NEON

●	Adam Rymer - CEO Envy Gaming and Former President of Legendary Digital Networks

●	Doug Hansen - P&A Expert, Former President & COO of Endgame Entertainment, and President of Hansian Media

●	Michael Arrieta - Business Development Expert, COO of Relativity Media, Founder of Big Air Studios, and Former Sony Executive

●	Leonard Maltin - Entertainment Tonight Renowned Film Critic and Author of Leonard Maltin’s Movie Guide

●	Christian Parkes - CMO of NEON, Former CMO of Alamo Drafthouse, and Co-Founder of Beyond Fest

●	Andrew Cosby - Co-Founder of People of Culture Studios, Co-Founder of Boom! Studios, Eureka Writer & Showrunner, and Hellboy Screenwriter

●	Yuka Kobayashi - Former Director of Stan Lee’s POW Entertainment

●	Dean Devlin - Founder of Electric Entertainment, Co-Writer & Producer of Independence Day and Stargate, Producer of The Librarians and Leverage, and Director of Bad Samaritan

●	Bill Duke - Actor (Commando, Predator, Falcon’s Crest, Charlie’s Angels, Law and Order SVU, etc.), Director, Producer, and Author

●	Julianne LaMarche - Marketing & Strategic Planning, Former Co-President of BLT Communications, and Former President of Trailer Park

●	Martin Lauber - Founder of Swirl Advertising, Founder & Managing Partner of 19York

●	Lynn Bartsch – Head of Business Affairs at Epic Games, Former Principal Counsel of Lucasfilm, Former Senior Director of Business Affairs, Original Programming at Audible

●	Rao Meka - Founder of shopVOX and CEO of 1729 Pictures

●	Richard Silverman – Cofounder and CEO of ReCre8 Entertainment

●	Eric Ries - Author of The Lean Startup and Founder of the Long Term Stock Exchange

●	Natalie Farsi - Digital Growth and FAST Channel Specialist. TYT Network, AwesomenessTV, Viewster, Warner Bros mobile/OTT, Fox Mobile Studios, and Warner Music

●	Phil Hunt - Co-Managing Director of Head Gear Films, founder and Managing Director of Bankside Films and Bohemia Media

●	Jonnie Davis – Former President, ABC Signature Studios (Disney) and President, Creative Affairs 20th Century Fox,

●	Kent Sanderson – CEO of Bleecker Street and former exec at Decal, Amplify, and Focus Features

●	Tyler DiNapoli – President and CMO of Bleecker Street and former exec at Bow Tie Cinemas and Focus Features

Employees

As of December 31, 2025, we have four full time employees, six regular part-time employees/contractors, and a variety of other part-time employees/independent contractors we use on an as-needed basis.

Competition

There are many other companies involved in the creation and monetization of entertainment content, from giant international conglomerates to small independent creators. Many of these companies can be considered potential competitors in that we are all competing to develop entertainment for consumers; however, most of them can also be considered potential partners or allies, as collaboration is very common in the entertainment industry.

We are aware of many creators who have used equity crowdfunding to raise (or attempt to raise) money for individual projects, as well as other companies that have launched or announced plans to launch equity crowdfunded entertainment businesses (including equity crowdfunded production slates, comic book companies, and entertainment-related cryptocurrency offerings). Some notable examples include Angel Studios, Skybound Entertainment, Robert Rodriguez’s Brass Knuckles, and Eli Roth’s The Horror Section.

As mentioned above, it’s not uncommon for “competitive” companies in the entertainment space to partner and/or collaborate on projects. At this time, we’re not aware of any companies utilizing equity crowdfunding on a large scale to unite entertainment fans in a way that we believe is directly competitive to Legion M. That could change in the future.

Intellectual Property

Legion M has the trademark to its name “Legion M,” as well as a trademark for “Archenemy” brand whiskey.

Litigation

Legion M has not been involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, the conduct of its business activities, or otherwise.

THE COMPANY’S PROPERTY

Legion M does not own or lease any real estate, office space or significant tangible assets. Operating mostly virtually, Legion M has coworking conference room space in Century City, CA.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Legion M was incorporated in Delaware on March 4, 2016, as a C corporation. We are an entertainment company that partners with creators and other entertainment companies -- from independent filmmakers to large Hollywood studios and distributors -- to develop, produce, distribute, market and monetize entertainment content including movies, television shows, digital content, events, and more.

At this stage in Legion M’s development, we are primarily focused on growth of our community and our capabilities. The revenue, margins, and profits of our business are important, but in many cases are not our primary consideration. We are frequently willing to take on projects or initiatives that sacrifice short-term gains (or have high risk of short-term losses) in pursuit of projects and initiatives we believe could lead to significant long-term value. As a result of this fact, along with the variety of business models we employ and the inherent “lumpiness” of entertainment project revenue, we expect Legion M’s revenue, margins, and sources of revenue to be volatile from year to year.

Note that our consolidated financial statements include the assets, liabilities, and expenses of three feature films for which Legion M is the rightsholder (William Shatner: You Can Call Me Bill, My Dead Friend Zoe and Fade to Black). The rights to My Dead Friend Zoe are held through a subsidiary, MDFZ, LLC (“MDFZ”), a limited liability company formed on April 28, 2023 under the laws of California for the purpose of producing the film. The rights to Fade to Black are held through a subsidiary, Fade to Black LLC (“Fade to Black”), a limited liability company formed on June 26, 2024 under the laws of California for the purpose of producing the film. The rights to William Shatner: You Can Call Me Bill are held directly by the Company. For more information, please see “Liquidity and Capital Resources” below. Of the films above, William Shatner: You Can Call Me Bill was released and began generating revenue in 2024, and My Dead Friend Zoe was released and began generating revenue in 2025. As of April 2026 Fade To Black is currently in post-production.

In addition, on December 22, 2025, the Company formed the Legion M Film Fund (see Note 7 of the consolidated financial statement) as parallel vehicles to make investments in the distribution of projects from Legion M and our partners.

The consolidated financial statements include the accounts of all subsidiaries.

Going Concern Statement

Legion M is not yet profitable, which means we rely upon funds from investors (along with any revenues we earn from our business) to pay for our operations. This is common for startups, and the reason companies like Legion M raise money. Over time we hope to grow our revenue and manage our spending to become profitable, but until that happens our ability to stay in business is reliant upon our ability to raise money from investors.

As described in Note 2 to our audited financial statements, the accompanying financial statements have been prepared on a “going concern” basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. If the company ceased to be a “going concern”, different accounting treatments would be required to prepare the financial statements. The Company has no profit since inception, incurred negative operating cash flows, and has sustained net losses of $1,540,433 and $3,549,371 for the years ended December 31, 2025 and 2024, respectively. The Company has an accumulated deficit of $25,147,281 as of December 31, 2025. The company expects near-term revenue from various projects and investment proceeds, however, the Company’s ability to continue as a going concern for the next twelve months is dependent upon its plan to raise more capital from investors. No assurance can be given that the company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the company to continue as a going concern for a reasonable period of time without raising additional funding. The fact that the Company has successfully managed fundraising, revenue, and spending to remain a going concern for the past 10 years, is no guarantee it will be able to do so in the future.

Operating Results

Our revenue for the fiscal year ended December 31, 2025 (“Fiscal 2025”) was $2,004,184, a 96% increase over our revenue of $1,024,059 during the fiscal year ended December 31, 2024 (“Fiscal 2024”).

The following is a summary of revenue:

	Year Ended
	December 31,
	2025	2024
Film and Film Related Events Revenue	$1,740,998	$807,633
Consumer Products	263,186	216,426
Revenues	$2,004,184	$1,024,059

The increase in revenue was primarily attributable to revenue from the distribution of My Dead Friend Zoe. Our primary sources of revenue in Fiscal 2024 was distribution, live event, and sponsorship revenue from the theatrical release of William Shatner: You Can Call Me Bill. In June 2024, the Company announced a partnership with Briarcliff Entertainment for U.S. distribution of My Dead Friend Zoe, and during 2025 Universal Pictures acquired the international distribution rights. The film was released theatrically in over 750 U.S. theaters in February 2025 and on video-on-demand in March 2025.

As noted above, due to the stage of Legion M’s development and the inherent “lumpiness” of revenue associated with entertainment projects, we expect our revenue and sources of revenue to fluctuate from period to period.

Approximately $263,000 (about 13%) of our Fiscal 2025 revenue came from Consumer Products, which includes any revenue earned from sales and shipping of merchandise (shirts, pins, etc.) and media (i.e. DVD’s, comic books, etc.) sold directly to consumers. This is a 22% increase in Consumer Products revenue compared to Fiscal 2024, in which approximately $216,000 (about 21%) of our total Fiscal 2024 revenue came from consumer products. The increase in Consumer Products revenue from Fiscal 2024 to Fiscal 2025 was primarily due to the Kickstarter campaign for the graphic novel for the Defiant feature film we have in development.

Costs of net revenue in Fiscal 2025 was $1,667,818 as compared to $1,396,935 costs of net revenue in Fiscal 2024. The increase in costs of net revenue was primarily driven by amortization of MDFZ capitalized production costs of approximately $809,500 upon the film’s theatrical and VOD release in early 2025, Shatner documentary amortization of approximately $201,000, and ancillary MDFZ distribution costs. These were partially offset by lower Shatner P&A costs and the absence of live event COGS. The primary cost driver in Fiscal 2025 was amortization related to the release of My Dead Friend Zoe in early 2025. Accordingly, we had a gross profit of $336,366 in Fiscal 2025 compared with a gross loss of ($372,876) in Fiscal 2024. As stated above, at this stage in the company’s development we expect our revenue and margins to be volatile as we release new projects and develop new revenue streams.

For Fiscal 2025, total operating expenses were $5,306,096 compared to $3,170,948 in Fiscal 2024. The Fiscal 2025 figure reflects a $2,754,456 impairment of investments in productions. Our operating expenses consist of general and administrative expenses and sales and marketing. The decrease in other operating expenses was driven by many factors, including reduced sales and marketing expenses (down $224,000 or 18%) and general and administrative expenses (down $121,000 or 7%).

The largest factor in the increase of operating expenses was related to non-recurring items associated primarily with the MDFZ production, and to a lesser extent the William Shatner: You Can Call Me Bill documentary and certain legacy projects. The Company recorded aggregate impairment charges of $2,754,456 to write down film production costs to their estimated fair market value, comprised of $2,431,354 for MDFZ, $191,774 for the Shatner documentary, and $131,328 for legacy projects based on management’s assessment that projected film revenues to date are insufficient to fully recover the carrying value of those assets. Concurrently, the Company recognized aggregate gains of $3,478,109 in other income (expense) on the partial release of related future production obligations, comprised of $2,892,192 for MDFZ and $585,917 for the Shatner documentary. For further detail, see Notes 3, 4 and 5 to the consolidated financial statements.

Legion M follows GAAP standards for capitalizing costs on projects where we expect a financial return over time. As such, we periodically evaluate the anticipated returns of the “Investments in productions” included on our balance sheet based on the current market conditions and past performance of each project. In Fiscal 2025 and 2024 we had $2,754,456 and $274,315, respectively, in asset impairments related to changes in expected returns across different projects due to project performance and market conditions.

These capitalized costs represent “bets we still have on the table.” It’s impossible to predict with certainty what the financial return of a project will be. For example, the return on a feature film is typically dependent upon the success of the film, while the return on a TV project is often dependent upon the series being sold. Some returns can be realized in a matter of months, while others may take decades. In accordance with GAAP standards, production costs are stated at the lower of unamortized cost or estimated current market value on a production basis. Therefore, the asset balances on our balance sheet are estimates that may not be realizable in the future.

Other income (expense) relates to interest expense, interest income and financing fees. In Fiscal 2025, our other income (expense) increased to $3,429,297 from ($5,547) in Fiscal 2024. This increase in other income is primarily due to recognized aggregate gains of $3,478,109 on the contractual expiration or partial release of related future production obligations, partially offset by increase in interest expense from Fade to Black production financing. We incurred $48,812 in interest expense in Fiscal 2025 compared to $23,125 in Fiscal 2024. There were no financing fees in Fiscal 2025 compared to $10,000 in Fiscal 2024.

As a result of the foregoing factors, as well as other expenses, our net loss for Fiscal 2025 was $1,540,433 compared to our net loss of $3,549,371 in Fiscal 2024.

Liquidity and Capital Resources

Film Projects

As of December 31, 2025, our consolidated financial statements include the assets, liabilities, and expenses of three feature films for which Legion M is the rightsholder:

William Shatner: You Can Call Me Bill was financed using via an agreement that gives investors in the film rights related to the revenue it generates. For more information, please see our Note 4 in the audited financial statements. The film’s assets, liabilities, and expenses are included in Legion M’s financial statements.

My Dead Friend Zoe is owned by Legion M via a wholly owned subsidiary, MDFZ, LLC (“MDFZ”) For more information, please see Note 5 in the audited financial statements. The financial statements of Legion M and MDFZ are consolidated.

Fade to Black is owned by Legion M via a wholly owned subsidiary, Fade to Black LLC (“Fade to Black”). For more information, please see Note 6 in the audited financial statements. The financial statements of Legion M and Fade to Black are consolidated.

We have utilized equity crowdfunding for the financing for each of the films. See Note 4 through Note 6 in the consolidated financial statements for further details.

Liquidity and Capital Resources

As of December 31, 2025, Legion M had the following funds on hand:

Funds held by Legion M Entertainment, Inc.	$311,637
Funds held by MDFZ, LLC*	452,701
Funds held by Fade to Black, LLC	24,744
TOTAL	$789,082

*	As of December 31, 2025 MDFZ, LLC had $452,701 in funds held in the project CAMA awaiting disbursement to an investor and executive producer of the film.

In October 2024, Fade to Black issued note purchase agreements for aggregate principal of $550,000, for which the Company received $500,000 in net proceeds. The notes bear interest at 10% per annum and, together with accrued interest, are payable one year after issuance. The Company recognized a debt discount of $50,000 in connection with the notes, of which $17,500 was amortized during 2024 and $32,500 was amortized during 2025. As of December 31, 2025, and as of the issuance date of these financial statements, the notes remain outstanding. In addition, as of December 31, 2025, the Company was in default under the bridge loan agreement, which required repayment of $500,000 of principal plus a $50,000 premium within 120 days of the initial funding date. Because the repayment obligation had not been satisfied by December 31, 2025, the loan was past both the contractual 120-day repayment deadline and the 180-day default threshold as of December 31, 2025. Upon default, the agreement provides that the lender may either continue accruing interest at 20% per annum, or 1.666% per month, indefinitely until full repayment, or elect to convert the outstanding principal, premium, and unpaid accrued interest into Legion M stock at 50% of the applicable fair market value.

During 2024, Fade to Black received $800,000 in short-term bridge loans. The loans are unsecured and due on demand. Of the amounts received, $300,000 of the loans bear interest at 11% per annum and the remaining $500,000 bear interest at 12% per annum. During the year ended December 31, 2025, the Company repaid $100,030. As of December 31, 2025 and 2024, $699,970 and $800,000, respectively, of the loans outstanding. Interest accrued on these loans during the years ended December 31, 2025 and 2024 was $81,449 and $17,162, respectively, which was unpaid as of December 31, 2025.

During 2025, Fade to Black issued short-term loan for principal amount of $5,000. The loan and accrued interest are payable one year after the issuance. The loan bear interest at 12% per annum. As of the issuance date of these financial statements, the loan is outstanding.

In January 2021, the Company received an EIDL loan in the amount of $48,200. This loan has an interest rate of 3.75% and a repayment period of 30 years. Payments for this loan began August 2022 and is $236 per month. The company requested and was granted an increase to the existing EIDL loan. On April 4, 2022, the company received an additional $101,700. The incremental monthly repayment is $516.

We do not currently have any other loans. We have not committed to make any capital expenditures. We have no bank line of credit or other financings arranged aside from corporate credit cards.

In February of 2025, Legion M opened our 10th round of equity crowdfunding (“Round 10”) which closed in June of 2025. In November of 2025, Legion M opened a follow-on offering (“Round CF3”) which closed in January of 2026. During the year ended December 31, 2025, the Company issued 1,422,236 shares of Class A Common Stock at $2.10 per share pursuant to Round 10, raising approximately $2.9 million, and issued an additional 181,771 shares of Class A Common Stock at $2.10 per share in Round CF3, raising approximately $382,000. The Company also issued 199,986 bonus shares in connection with these offerings for the value of $419,971. Net cash proceeds from Class A Common Stock issuances during 2025 were $2,760,710, comprising Round 10 gross proceeds of $2,904,991 (1,422,236 at $2.10) and the FY2025 portion of Round CF3 gross proceeds of $381,719 (181,771 shares at $2.10), less offering costs of approximately $526,000.

Over time, we expect to launch many more additional rounds of funding. Our long-term goal is to have one million shareholders as owners of the company. That said, we cannot guarantee that we will have sufficient capital to finance our growth and planned business operations in the future or that such capital will be available to us on terms that are favorable to us. We are currently incurring operating deficits that are expected to continue for the foreseeable future. We’ve had multiple successful rounds of equity crowdfunding so far, but that does not guarantee that future rounds will also be successful. If we fail to raise adequate funds from future rounds, our plan would be to reduce operating expenses and conserve cash while seeking additional funding and finance partners.

Future Production Obligations

In early 2023, the Company raised about $750,000 from investors through the sale of “Shatner Shares.” In 2025, the Company repaid $164,920 to those investors and reduced the related obligation by another $585,917 to reflect amounts no longer expected to be paid, due to impairment of the underlying film. As of December 31, 2025, there was no remaining future production obligation related to the film.

MDFZ has raised about $3.90 million from investors through December 31, 2025. In 2025, the Company paid $813,248 to MDFZ investors and reduced the related obligation by an additional $2,892,192 to reflect amounts no longer expected to be paid, leaving an ending balance of $164,590. The Company also wrote down the MDFZ film asset by $2,431,354, leaving a carrying value of $118,944. The MDFZ obligation was $164,590 at year-end 2025, down from $3,870,029 a year earlier due to the gain on removal of future production obligation recognized in 2025.

Fade to Black has raised about $3.07 million in total financing through December 31, 2025, including $694,467 raised from investors during 2025. As of December 31, 2025, the Company had $1,895,604 in future production obligations and approximately $1,250,000 in outstanding loans payable on the consolidated balance sheet pertaining to Fade to Black.

Critical Accounting Policies and Estimates

This discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with generally accepted accounting standards in the United States (“GAAP”). The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant estimates inherent in the preparation of the accompanying consolidated financial statements include useful lives and impairment of film production costs, impairment of inventory, distinguishing liabilities from equity and fair value of stock options and warrants. Any adjustments applied to estimates are recognized in the period in which such adjustments are determined.

Film Production and Project Costs

In accordance with ASC 926, “Entertainment—Films” (“ASC 926”), the Company capitalizes costs associated with the production, including development costs, direct costs, and production overhead. Marketing, distribution and general and administrative costs are expensed as incurred. The Company has set a minimum threshold of $10,000 before capitalizing the costs.

Film production costs are amortized using the individual-film-forecast-computation method, which amortizes such costs in the same ratio that current period actual revenue (numerator) bears to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year (denominator). In this way, in the absence of changes in estimates, film costs are amortized in a manner that yields a constant rate of profit over the ultimate period. Management bases its estimates of ultimate revenue for each production on a variety of factors, including: historical performance of similar productions, market research and the existence of future firm commitments. We regularly review, and revise when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value amount. Costs for productions not produced are written-off at the time the decision is made not to develop the story or after three years.

Film production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates. As a result, the Company’s financial results fluctuate from period to period.

If estimates of ultimate revenues change with respect to a production, causing reductions in fair values, the Company may be required to write down all or a portion of the related unamortized costs of the production to its estimated fair value. No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting our results of operations and financial condition.

Future Production Obligations

The Company records future production obligations as financial liabilities for investment proceeds received from outside investors for specific film productions. Investors are entitled to return of their investment plus a fixed premium and contingent backend participation, payable exclusively through a contractual waterfall administered by a Collection Account Manager. Investors have no ownership interest, no management rights, and no recourse to the Company’s general assets — repayment is conditioned entirely on the availability of film revenues flowing through the waterfall to the investor position. The Company has not elected the Fair Value Option under ASC 825-10 for these instruments. See Notes 4 to 7 for additional detail.

All proceeds for investment received are accounted for as financial liabilities under ASC 470 – Debt as noted below:

Initial recognition: The liability is initially recognized at the fair value of consideration received (cash investment proceeds) in accordance with ASC 470-10-25-1 and 2 and subsequently reduced as investor repayments are made through the waterfall.

Derecognition: Because the obligation to pay investors is conditioned entirely on the availability of waterfall proceeds, the liability is subject to derecognition under ASC 405-20-40-1(b) when management determines that projected film revenues are lower than previous estimates. In those circumstances, the future production obligation (i.e., the amount owed to investors) is reduced, and the excess liability is removed from the balance sheet.

The difference between the carrying amount derecognized and any consideration paid is recognized as a gain in the period of determination. During the year ended December 31, 2025, management’s annual revenue assessment determined that projected revenues from My Dead Friend Zoe are lower than the amount of consideration paid. Accordingly, $2,892,192 of the MDFZ future production obligation has been derecognized under ASC 405-20-40-1(b), with a corresponding gain recognized in the consolidated statement of operations. A residual liability of $164,590, representing the net present value of amounts projected to be paid to investors through the waterfall, is retained on the consolidated balance sheet. The film asset has been simultaneously written down by $2,431,354 to its estimated fair value of $118,944 under ASC 926-20-35-12.

For the William Shatner: You Can Call Me Bill documentary and certain legacy projects, the Company recorded aggregate impairment charges of $191,774 to write down film production costs to their estimated fair value and $131,328 for legacy projects based on management’s assessment that projected film revenues to date are insufficient to fully recover the carrying value of those assets.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Film revenue includes revenue from the production and distribution of films, as well as release partnerships and film related events and sponsorships. Film revenue is recognized at a point in time when the relevant performance obligation (the sale or distribution of the film, film event or sponsorship obligation) has been fulfilled. Prior to the digital release of licensed content, the Company might provide the option to release content as part of a theatrical release. Revenue from these events is recognized at a point in time – when the theatrical showing takes place. The Company will negotiate the terms of the theatrical distribution window (ranging from a few weeks to a few months), profit sharing percentage, and collection terms with the theater owners prior to the release. Theatrical release revenue fluctuates depending on the timing and scale of theatrical showings.

Revenue from consumer products is recognized at a point in time when the merchandise is delivered.

Management Evaluation of Operating Results

At Legion M, our mission is to create long-term value for shareholders by building a company that’s financially successful and culturally significant. The detail below is intended to provide you with information about how we are working to do that.

Where We Are Now, and Where We Aim to Be

Though Legion M has been in business for over 10 years, we’re still fairly early-stage when it comes to funding. We’ve raised over $25 million to-date, which is a significant amount compared to most equity crowdfunded companies. That said, we work in an extremely capital-intensive industry – our entire existence has cost less than the first 15 minutes of a Marvel movie.

Compared to VC-backed companies, the amount of money we’ve raised (and the valuation we’re raising at) puts us in the range of a median VC-backed company in the midst of a Series B after having completed a Seed and Series A round.

Entertainment is an industry where business models can change based on project scale. E.g. The economics of micro-budget films differ from “festival darlings”, which differ from major studio releases. Each tier has its own risks and opportunities.

When we started, Legion M was just a concept-- we had no money, no community, and no track record making movies. Over the past 10 years we’ve built one of the largest communities in equity crowdfunding history and grown — step by step — to become an award-winning studio with a demonstrated ability to develop, finance, produce, and distribute critically-acclaimed films.

While we’re proud of how far we’ve come, we still have a long way to go to achieve our goals. The tier we’re currently operating in — producing low-budget (by Hollywood standards) independent film — is notoriously difficult to make money in.

That said, we didn’t create Legion M because we believed 60,000 investors could make money in independent film -- we built Legion M because we believe 1,000,000 fan-owners could become one of the most influential forces in Hollywood.

With that in mind, we believe that if we can continue to grow our community and our capabilities, we’ll evolve past the stage we’re at today and get to a level within the industry where larger films, larger releases, and greater potential for profitable business models are possible.

Just as our projects over the past 10 years served as stepping-stones that grew Legion M from “novel idea” to “award winning studio,” we believe our projects of today will serve as stepping-stones to tomorrow – growing step by step until Legion M realizes its full potential.

Key Performance Metrics:

We consider three primary metrics when evaluating projects and initiatives.

●	Growth - We believe that growth of our community is the single most important determinant of our long-term success. A Legion of one is insignificant, but a Legion of one million could be invaluable. As such, the ability of any project or initiative to help us grow the Legion is one of it’s most important considerations.

●	Strategic Benefit - Each Legion M project becomes a stepping-stone to the next. We actively seek projects and initiatives that allow us to “level up” by forming strategic relationships and/or developing new capabilities that we believe will create long-term value for the company.

●	Revenue - Like any other company, the goal of Legion M is to make money. Financial success is the key to the long-term viability and success of our company. As such, the potential for financial return is an important consideration when we evaluate projects. That said, at the current stage of Legion M’s development we believe near-term revenue is secondary to long-term growth. We are frequently willing to take on projects or initiatives that sacrifice near-term gains (or have high risk of near-term losses) in pursuit of projects and initiatives we believe could lead to significant long-term value.

Effects of Scale

Most of the business models Legion M is currently engaged in scale based on the size of the projects. For example:

●	Film production fees typically scale with the budget of the film.

●	Distribution revenue often scales with the size of the release, which often scales with the budget of the film.

●	Consumer products and licensing revenue generally scales with the size of the IP involved.

In short, while our financial position to date has limited Legion M’s activities to relatively small (by Hollywood standards) independent films, our hope is that over time we’ll be able to scale our activities to larger and larger projects. We view many of the projects we’ve engaged in to-date as stepping-stones that will allow us to “level up” to bigger and better opportunities.

Traction and Milestones

What Legion M is attempting was never possible before advent of the JOBS Act. When we started the company in 2016, a “fan-owned company” was nothing more than an idea. Since then, we’ve focused on building a foundation that proves (to ourselves, to our investors, and to Hollywood) what a fan-owned company is capable of:

●

Demonstrated ability to develop, finance, and produce top-quality films including William Shatner: You Can Call Me Bill, which is 84%/95% with critics/audiences on Rotten Tomatoes (as of April 2026), and My Dead Friend Zoe which is “Certified Fresh” with 94%/95% critics/audiences on Rotten Tomatoes (as of April 2026), making it one of the best-reviewed films of 2025, and one of best of Morgan Freeman’s career.

●

Demonstrated ability to distribute (and/or co-distribute) films including Fackham Hall (in partnership with Bleecker Street), William Shatner: You Can Call Me Bill, and Memory: The Origins of Alien (in partnership with Screen Media.

●	Demonstrated ability to build a P&A facility, with over $1,000,000 in assets in the Legion M Film Fund as of April 2026.

●	One of the most successful equity crowdfunded companies in JOBS Act history, with over 60,000 investors (as of December 31, 2025) and over $25 million raised.

●	Demonstrated revenue growth, with over $7.7 million in revenue through the end of Fiscal 2025.

●	Demonstrated ability to attract top-tier talent to our movies including Morgan Freeman, Ed Harris, Stan Lee, Kevin Smith, William Shatner, Ed Harris, Sonequa Martin-Green, Natalie Morales, Sean Astin, Ali Larter, Utkarsh Ambudkar and more.

●	Demonstrated ability to partner with top tier entertainment companies, including NEON, Bleecker Street, Searchlight, Warner Brothers, Fathom Events, CAA , Nederlander Worldwide Productions, and more.

●	Powerful advisory board of industry luminaries including legendary actor/producer/writer William Shatner, billion dollar producer Dean Devlin (Stargate, Independence Day, “Leverage,” “The Librarians”), renowned author Eric Ries (The Lean Startup), legendary movie critic Leonard Maltin (“Entertainment Tonight”), Actor/Producer/Director Bill Duke (Commando, Predator, X-Men: The Last Stand) and current/former executives and creatives from Netflix, ABC, Fox, Sony, Lucasfilm, Epic Games, MGM, NEON, Regal Theaters, Alamo Drafthouse, Comedy Central, Walt Disney Imagineering, Universal Studios, Paramount, Bleecker Street, Nerdist, Trailer Park, Endgame Entertainment, Meltdown Comics, NTWRK, POW!, Audible, Fangoria, & more.

●	Diversified revenue streams with demonstrated ability to generate revenue from multiple business models, including development, financing, production, distribution, marketing, consumer products, licensing, sponsorships and live events.

●	Demonstrated ability to activate fans, with hundreds of volunteer meetups all over the country to support the opening of our films and hundreds of thousands of likes, comments, and shares on social media.

●	Demonstrated ability to monetize new IP via comic books and graphic novels, with over $275,000 in Kickstarter pre-sales for Girl with No Name, and Defiant.

●	Demonstrated ability to develop tools and technology (e.g., Film Scout, M-Pulse, Meetup Maker) that allow us to harness the power of a Legion of fans.

●	Demonstrated ability to “Open the Gates of Hollywood” for our shareholders, providing exclusives like red carpet premiere tickets, set visits, spots as extras, walk-on-rolls, online livestream Q&A with creators, lounges at Sundance Film Festival and Comic Cons, and special events like the Stan Lee Handprint Ceremony, Celebrating William Shatner party, and the 2019 Saturn Awards.

Since our founding in 2016 through today, we have seen dramatic improvement in not only our access to opportunities, but also our ability to negotiate favorable terms.

●	In the early days of the company, we had to invest cash to get a stake in other people’s projects.

●	As we grew and demonstrated our value, we were able to earn a stake in other people’s by providing sweat equity and “in-kind investment”

●	As we grew further, partners were willing to pay us to get involved and own a stake in their project

●	Today, we’ve grown to the point where the projects we’re working on are owned by Legion M

Our goal is to continue growing our community, increasing our capabilities, and “levelling up” into larger and larger projects.

Legion M Projects

Legion M classifies our projects to fall into one of four categories:

1.	“Active Legion M Projects” are projects owned by Legion M (either directly or through a subsidiary) that are currently generating revenue and/or have potential to generate revenue in the future.

2.	“Active 3rd Party Projects” are projects that Legion M participates in, but does not own the rights to, that are currently generating revenue and/or have potential to generate revenue in the future.

3.	“Completed Projects” are Projects that have reached a point where we don’t expect them to generate significant additional revenue.

4.	“Development Projects” are projects in development that have yet to (and may not) secure a release.

Active Legion M Projects

Legion M defines “Active Legion M Projects” “ as projects owned by Legion M (either directly or through a subsidiary) that are currently generating revenue and/or have potential to generate revenue in the future. If an Active Legion M Project reaches a point where we don’t expect it to generate additional revenue, we consider it a “Completed Project.”

As December 31, 2025, Legion M has the following publicly announced Active Legion M Projects:

MY DEAD FRIEND ZOE – Feature film starring Sonequa Martin-Green, Natalie Morales, Morgan Freeman and Ed Harris. The film was produced by Legion M in partnership with Radiant Pictures and Recre8, with the rights held by MDFZ, LLC, a wholly owned subsidiary of Legion M. The film was financed via a combination of traditional Hollywood financing, and a Reg D and Reg CF “Fan-First-Financing” offerings.

As a producer of the film, Legion M earned fees from the production budget and has a “backend” stake in any profits the film generates (if applicable). The film premiered at SXSW in March of 2024 where it won the “Narrative Spotlight Audience Award,” and then went on to win Audience and/or Grand Jury awards at Mill Valley and Long-Island film festivals.

In June of 2024 we announced a partnership with Briarcliff Entertainment for US distribution, and in 2025 it was announced that Universal Pictures had acquired the international distribution rights. The film released theatrical to over 750 US theaters in February of 2025, and on VOD (video-on-demand) in March of 2025.

As of April 2026 the film was “Certified Fresh” on Rotten Tomatoes with a 94%/95% score (critics/audiences), making it one of the best-reviewed films of 2025, and one of the best of Morgan Freeman’s career.

WILLIAM SHATNER: YOU CAN CALL ME BILL – Feature-length documentary produced by Legion M in partnership with Exhibit A Pictures and William Shatner. The film was financed via a Legion M “Fan-First Financing” equity crowdfunding offering and premiered at SXSW in March 2023. Legion M owns the rights to the film, with potential to earn producer fees (which have been deferred until investors recoup their investment) and a percentage of backend profits (if any). The film had a theatrical release in March of 2024 that reached over 500 screens and generated enough box office to be considered a “Top 10 Theatrical Release for Documentary” on thenumbers.com. The film released on VOD (video-on-demand) on April 26, 2024.

FADE TO BLACK – Feature film directed by Andrew Sandler starring Karan Soni, Katerina Tannenbaum, Max Carver, and John Carroll Lynch. The film was developed by Legion M in partnership with Craftsman Media Co. with rights held by Fade To Black, LLC, a wholly-owned subsidiary of Legion M. Production wrapped in November of 2024, and a “Fan-First Financing” Regulation CF offering, which closed in April 2026, to finance the remainder of the production budget. As a producer of the film, Legion M will earn fees from the production budget (though the company may elect to defer them) and has a “backend” stake in any profits the film generates (if applicable).

Active 3rd Party Projects

Legion M defines “Active 3rd Party Projects” as projects that Legion M participates in, but does not own the rights to, that are currently generating revenue and/or have potential to generate revenue in the future.

FACKHAM HALL – Feature film parody of British period dramas (e.g. Downton Abbey) starring Damian Lewis, Thomasin McKenzie, Ben Radcliffe, Katherine Waterston, Tom Felton, and Jimmy Carr. The film released in December of 2025, and Legion M co-distributed in partnership with Bleecker Street. As part of the partnership, Legion M paid for a portion of distribution costs (MG and P&A) and receives a portion of all revenue generated by the film for the 20-year lifetime of the agreement. The Legion M Film Fund also participated in Fackahm Hall, providing approximately $1 million dollars in financing in exchange for a “first money out” return capped at 115% (principle plus 15% profit). During the year ended December 31, 2025, No revenue accrued from Fackham Hall’s initial 2025 distribution estimates.

THE MAN IN THE WHITE VAN – Feature film directed by Warren Skeels starring Madison Wolfe, Sean Astin, Ali Larter, Brec Bassinger and Skai Jackson. The film premiered at the Newport Beach Film Festival in October 2023. Relativity Media acquired North American distribution rights, and released the film theatrically on Dec 13, 2024, with a VOD release in January of 2025. The film was produced by Legion M and Garrison Film. Garrison Film provided the financing and owns the rights to the movie. Legion M received producer fees from the production budget and will receive a percentage of backend profits (if any). In addition, Legion M made an investment into the P&A of the film.

ARCHENEMY – Feature film directed by Adam Egypt Mortimer starring Joe Manganiello, Zolee Griggs, and Skylan Brooks. The film was released by RLJ Entertainment in 2020. As executive producers and equity investors in the project, Legion M has potential to earn revenue based on the success of the film. We also financed the soundtrack, providing an additional source of potential revenue, and secured a merchandising license that has allowed us to produce a line of consumer products tied to the film.

MEMORY: THE ORIGINS OF ALIEN – Feature-length documentary directed by Alexandre O. Philippe. The film was released by Legion M and Screen Media in 2019. As the distributor of the film (in partnership with Screen Media), Legion M earns a portion of revenue from all sources associated with the film, including theatrical ticket sales, DVD sales, VOD sales/rentals, licensing/advertising fees paid by streamers, consumer products sales, etc. It’s worth noting that the film was released in 2019, which was the 40-year anniversary of Alien. We (in partnership with Screen Media) own distribution rights for the next 20 years, which means we will still own the rights to this film when the 50th and 60th anniversaries of the film roll around in 2029 and 2039. In addition, Legion M secured licenses from the Dan O’Bannon and H.R. Giger estates that allow us to sell a limited line of merchandise and media tied to the film.

In July of 2024 the parent company of Screen Media, Chicken Soup for the Soul Entertainment, filed for bankruptcy protection. Legion is both a creditor (Screen Media owes us unpaid royalties) and a partner (due to our distribution partnership agreement) with Screen Media, and has retained the services of a bankruptcy attorney to help us navigate the situation.

JAY AND SILENT BOB REBOOT – Feature film directed by Kevin Smith starring Kevin Smith and Jason Mews. The film was released by Saban Films in 2019. As an equity investor in the film, Legion M’s return is tied to the success of both the movie and Kevin Smith’s “Reboot Roadshow”. In addition, Legion M secured a Jay and Silent Bob Reboot merchandise license that has allowed us to produce a line of consumer products tied to the film.

MANDY -- Feature film directed by Panos Cosmatos starring Nicolas Cage, Andrea Riseborough, and Linus Roache. The film was released by RLJ Entertainment in 2018. As an equity investor in the film, Legion M’s return on investment comes from revenue generated by both the film and the soundtrack. In addition, Legion M secured a merchandise license for Mandy (as well as likeness rights for Nicolas Cage, making us one of the few companies in the world to offer officially licensed Nicolas Cage merchandise), and offers a robust array of consumer products including t-shirts, props, plush, Funko Pops and Cheddar Goblin brand macaroni and cheese.

THE FIELD GUIDE TO EVIL – Feature film anthology produced by Ant Timpson and Tim League. The film was released in 2018. As an equity investor in the film, Legion M has earned revenue based on the success of the film.

Completed Projects

Once an Active Project has reached a point where we don’t expect it to earn significant additional revenue, we consider it completed. As of December 31, 2025, Legion M has the following completed projects.

NANDOR FODOR AND THE TALKING MONGOOSE – Feature film directed by Adam Sigal starring Simon Pegg, Minnie Driver, and Christopher Lloyd. The film released on November 14, 2023. As an equity investor and executive producer on the film, Legion M has the potential to earn revenue based on the success of the film and as a marketing partner received some revenue for marketing the film.

THIS IS NOT FINANCIAL ADVICE – Feature-length documentary produced by Optimist. The film premiered at the Tribecca Film Festival in June of 2023. As an equity investor and executive producer on the film, Legion M has the potential to earn revenue based on the success of the film. The film had a VOD release in January of 2024.

THE RETURN OF THE KING 20th ANNIVERSARY – In April of 2023 Legion M partnered with Fathom Events, Warner Bros, and Lost Odyssey for a 20th anniversary screening of The Lord of the Rings: The Return of the King. Legion M Legion M was responsible for contributing to the cost of getting the film into theaters, sourcing the “bonus content” (via Lost Odyssey) that played before the film, and marketing and promoting the release within the Legion M community and to the rest of the world. In exchange, Legion M received a percentage of all ticket sales. What was initially slated to be a single-night event in a few hundred theaters blossomed into showings over a full week at more than 1,000 theaters across the USA and Canada.

CELEBRATING WILLIAM SHATNER LIVE EVENTS AT SAN DIEGO COMIC CON – In July of 2022 Legion M hosted a day of live events at San Diego Comic Con featuring Legion M advisor William Shatner. The primary purpose of this event was to announce the fact we were making a documentary about Mr. Shatner, and that we were planning to fund it via a future Fan-First Financing equity crowdfunding offering. Legion M generated ticket revenue through a combination of ticketed events that included a handprint ceremony at the Theaterbox in San Diego, multiple autograph signings, and a rooftop party.

SAVE YOURSELVES! – Feature film directed by Alex Huston Fischer and Eleanor Wilson starring Sunita Mann and John Paul Reynolds. It was released by Bleecker Street Media in 2020. As a release partner with Bleecker Street, Legion M’s return on this project was based on the success of the film in the first 2 years of release. In addition, we secured a merchandising license that has allowed us to produce a line of consumer products tied to the film.

THE LEFT RIGHT GAME – In May of 2020, Legion M announced a partnership with QCODE Media for the limited audio podcast series “The Left Right Game” co-produced by and starring Tessa Thompson. Note that Legion M got involved with the podcast after the series had already been released and the rights to a television series (which are not included in our deal) had already been secured by Amazon Studios. Legion M made a small “in-kind” investment for a potential cash return based on the success of the podcast. We also secured merchandising rights for the podcast as part of the deal and carry a line of products for “The Left Right Game” in the Legion M store.

TOLKIEN – In March of 2019, Legion M announced a partnership with Fox Searchlight (now owned by Disney) for the feature film Tolkien, which opened on May 10th in the US and May 3rd in the UK. Legion M supported the movie with meetups and online promotions in the US and UK in exchange for revenue, co-marketing, and other exclusives related to the film.

EXCELSIOR! A CELEBRATION OF THE AMAZING, FANTASTIC, INCREDIBLE & UNCANNY LIFE OF STAN LEE – On January 30, 2019, Legion M partnered with Stan Lee’s POW! Entertainment, Kevin Smith’s Smodco, and Agents of Mayhem to produce the official public memorial service for Stan Lee, who passed away in late 2018. Held in the TCL Chinese Theatre IMAX in Hollywood, California, the event brought fans and talent together to celebrate the life of a man who inspired so many. In addition to courtyard ceremonies with a veteran color guard and press interviews, there were eulogies, poetry readings and panels with such luminaries as Mark Hamill, Lawrence Fishburne and Seth Green. The entire evening was hosted by Kevin Smith, and the event was used to raise awareness and funds for Stan Lee’s charity of choice, The Hero Initiative.  Legion M underwrote a significant cost of the production, which was partially reimbursed through sponsorships and tickets sales. As a memorial and tribute benefiting a non-profit foundation, this project was not intended to make money for the company, but to generate marketing and awareness of Legion M by “giving back” to Stan and the community of fans who loved him.

BAD SAMARITAN – In 2018, we partnered with Dean Devlin’s production and distribution company Electric Entertainment, Inc. for the release of their feature film Bad Samaritan starring David Tennant and Robert Sheehan. The deal was structured as an “in-kind” investment, where Legion M promoted the film in exchange for a stake in the film’s P&A waterfall.

STAN LEE CELEBRATION – On July 18, 2017, Legion M united fans around the world to give comic book icon Stan Lee a once-in-a-lifetime gift—an imprint ceremony at the TCL Chinese Theatre IMAX followed by an afterparty in the Hollywood Hills for Stan and his 500 biggest fans, which was captured by a professional livestream production crew and broadcast to over 100,000 people watching live on Twitch. As the producer of this event, Legion M covered all the costs associated with the handprint ceremony and party, and monetized them with sales of sponsorships, tickets, and merchandise.

COLOSSAL -- In early 2017, we partnered with distribution company NEON for the theatrical release and marketing of the feature film Colossal starring Anne Hathaway and Jason Sudeikis. Legion M made a cash P&A investment in exchange for a return tied to box-office metrics.

Development Projects

In addition to the Active and Completed Projects listed above, Legion M also has one or more projects in Development. Development generally refers to the earliest stages of the content production cycle, when companies like Legion M invest time, money, and “sweat equity” to create, develop, package, and sell movies, TV series and other entertainment projects. The goal of development is typically to finance or sell a project so it can be produced.

Development is one of the most speculative stages in the entertainment business because the odds of success for any given project are very low. There are millions of scripts and ideas in Hollywood, and while only a very small percentage get made, the potential value of a successful project can be quite large. At one point, Game of Thrones was just a pitch, and shows like “American Idol” were nothing more than a glimmer in the eye of producers. Every project we develop is a risk we take in the hopes of launching a new movie, series, or franchise.

Legion M has successfully generated revenue from some of our development projects by selling merchandise, media, and experiences related to those projects. This revenue helps offset our development costs and can build buzz that may increase the odds of success for the project. Ultimately, the goal of all our development projects is to reach production – the revenue generated during the development phase is intended to reduce our costs and hopefully improve the project’s odds of success.

While some Legion M’s development projects have not been announced, our notable project still in development is DEFIANT: THE TRUE STORY OF ROBERT SMALLS – Comic book and feature film project developed in partnership with Rob Edwards (The Princess and the Frog, Treasure Planet, Full House, The Fresh Prince of Bel-Air), Legion M advisor Bill Duke (Mandy, Predator, “Black Lightning”), Marvin ‘Krondon’ Jones III, and Michael Boulware Moore (Robert Smalls’ great-great-grandson).

TRENDS

The following sections contain a discussion of some of our planned activities in the coming months. There’s no guarantee that we’ll follow this plan or be able to execute it successfully. As a startup, we’re constantly changing and evolving our plans as we react to current opportunities and market conditions.

Growing Our Community

We believe that the size of our community is the single most important factor in the company’s long-term chances of success. That’s because we believe the strength, power, and value of our company depends on the size and strength of our community. A Legion of 1 is worthless, but a Legion of 1,000,000 could be invaluable. We also believe that as our community grows, so will our access to high quality entertainment projects and our ability to market, support, and monetize them.

Fundraising

Round 10 (which closed in June 2025) and Round 10S (which closed in Jan 2026) allowed Legion M to raise over $3,500,000 to pay for Legion M’s operations, community growth, and production of Fade To Black. As we move forward, Legion M is working to continue growing our community while also growing our cash reserves. We operate in an extremely capital-intensive industry and are investigating options (including institutional capital and/or offerings for larger investors) that will allow us to achieve both of these goals.

Focus on Film Distribution

One of Legion M’s chief goals in 2025 was to increase our film distribution capabilities. We believe distribution is the stage in the film’s life cycle where the advantages of a Legion M have potential to be most impactful. After working with other distributors on the release of over a dozen films and managing the 2024 theatrical release of William Shatner: You Can Call Me Bill, we believe there are opportunities for Legion M to innovate and grow our film distribution capabilities, either by ourselves or in partnership with other distributors.

In December of 2025 Legion M took on our largest distribution project yet, partnering with Bleecker Street to co-distribute the film Fackham Hall. Results from this project reinforced our belief that Legion M should continue our expansion of Film Distribution capabilities (and/or co-distribution) in 2026 and beyond.

The Legion M Film Fund

In December 2025 the Company formed two wholly owned subsidiaries — Legion M Film Fund-1099, LLC and Legion M Film Fund-K1, LLC (together, the “Film Fund”) — as parallel vehicles to make investments in distribution projects from Legion M and our partners. Each LLC operates the same, but has a different corporate tax structure -- the 1099 Fund is taxed as a corporation that issues Forms 1099 for smaller investors who value simplicity, while the K1 Fund is taxed as a pass-through partnership that issues annual Schedule K-1s for larger investors utilizing advanced tax strategies

The goal of the Film Fund is to provide fans the opportunity to make professional-grade distribution investments intended to provide consistent, risk-managed returns. Returns from one project automatically roll over to the next and the opportunity to “cash out” under certain circumstances provide investors with liquidity.

For Legion M, the Film Fund represents what we hope will become a growing pool of money that can be used to fund distribution expenses (e.g. marketing and film-acquisition costs) for movies released by Legion M and our partners. The sort of “last-in, first-out” deals the Film Fund seeks are common in the industry, but typically exclusive to large professional and institutional investors. By having a “fan-powered” Film Fund, Legion M is once again allowing fans to participate in a part of the industry they previously had no access to, while simultaneously building a strategic asset for Legion M that reduces our dependence upon 3rd parties and allows us to level-up to bigger and bigger releases.

As of April 2026, the Film Fund has over $1,000,000 in assets which were used to help finance Legion M’s co-distribution of Fackham Hall. In 2026 we hope to continue the growth of the Film Fund, and announce several new release projects.

Deemphasizing Film Production

To date, Legion M has successfully produced and financed three films — William Shatner: You Can Call Me Bill and My Dead Friend Zoe, and Fade To Black — via a combination of equity crowdfunding and traditional Hollywood financing. In each of these cases, Legion M is also a producer and rightsholder of the film, which means we will recognize all the revenue from each project and participate via producer’s fees and backend profits (if any).

While we believe film production is a powerful (and fan-favorite) model for Legion M, we also believe that independent film production is not a business model that scales particularly well. The ability to back individual projects provides investors the opportunity to take high-risk “shots on goal” and often provides incalculable “emotional returns” for investors, but financial returns can be hard to come by – particularly in this day and age when the balance of power is so heavily tilted from producers to buyers.

We expect to continue spending time and resources on production projects when the opportunities arise, but Legion M’s focus in the immediate future is squarely on distributing movies rather than producing them.

Deemphasizing Development and 3rd Party Projects

In Fiscal 2025, Legion M made a concerted effort to reduce the time and resources allocated to development stage projects. The entertainment industry is changing rapidly, and we don’t believe development is the most effective use of our time, resources, and community. We are focused on deep development of a very small number of projects (e.g. Defiant: The Story of Robert Smalls) where we believe we can harness the power of our community to create a competitive advantage.

In addition, over the last couple years, Legion M has ceased making equity investments in other people’s projects. We believe that investing in third party projects was an important model (and one of the only ones we had access to!) during the early stages of Legion M’s development, but at this stage in our development we are focused on working on projects that we own or have distribution rights to (either by ourselves or with a partner).

Reducing Operating Expenses

In Fiscal 2025, Legion M continued its focus on managing operating expenses, which decreased 34% compared to Fiscal 2024. We intend to maintain disciplined spending until we have revenue and/or cash reserves to justify expansion.

Revenue

At this stage in the company’s development, we are focused on growing the size of our community and developing what we believe could become a significant long-term competitive advantage for the company. In addition, much of our revenue is project-based, which can be very “lumpy,” with big chunks that come in all at once combined with smaller streams that can steadily accumulate over time. As a result of these factors, we expect that our near-term revenue will continue to be volatile as we develop and grow our community and our business.

Relaxed Ongoing Reporting Requirements

If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies.”

If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an “emerging growth company” as of the following December 31.

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies,” and our shareholders could receive less information than they might expect to receive from more mature public companies.

ITEM 3. DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The Company’s executive officers and directors are as follows:

Name	Position	Age*	Term of Office (if indefinite, date appointed)	Approximate hours per week (if part- time)/full-time
Executive Officers:
Paul Scanlan	Co-Founder, Chief Executive Officer, Chief Financial Officer and Treasurer	55	Appointed to indefinite term of office March 9, 2016	Full-time
Jeff Annison	Co-Founder and President	53	Appointed to indefinite term of office March 9, 2016	Full-time
Directors:
Paul Scanlan	Director	55	Appointed to indefinite term of office March 4, 2016
Jeff Annison	Director	53	Appointed to indefinite term of office March 4, 2016

*	as of the date of this Annual Report.

Paul Scanlan – Co-founder, Chief Executive Officer, Chief Financial Officer and Treasurer

Paul Scanlan is Legion M’s Co-Founder and has been the Chief Executive Officer of Legion M since its inception in March 2016. Immediately before that, Mr. Scanlan was Cofounder and President at MobiTV. In 1999, Mr. Scanlan co-founded MobiTV, Inc., a leader in monetizing media outside the living room. From 2007 to 2016, Mr. Scanlan was the President of MobiTV and played a crucial role in MobiTV’s success from a start-up to a market leader in a fast-growing space. In 2005, Mr. Scanlan and the MobiTV team earned an Emmy Award for Technical Achievement in Advancing Television, and his accomplishments at MobiTV were profiled in 2011 in Tarang Shah’s book, “Venture Capitalists at Work: How VCs Identify and Build Billion-Dollar Successes.” Mr. Scanlan serves as an adjunct lecturer of entrepreneurship for Northwestern Kellogg and earned his Bachelor of Science degree in Radio, TV & Film from the University of Wisconsin at Madison.

Jeff Annison – Cofounder & President

Jeff Annison is Legion M’s Co-Founder and has been the President of Legion M since its inception in March 2016. From 2009 to 2016, Mr. Annison served as co-founder and Chief Executive Officer of Underground Labs, Inc., a product development studio that created innovative mobile apps and web experiences for customers such as AT&T, Sony Music, Universal Music, Coca Cola, the US Navy, the ACC (Atlantic Coast Conference), SEC (the Southeastern Conference), etc. He also served as Chairman of the New York Rock Exchange (a product of Underground Labs), which allows fans to purchase commemorative shares of individual songs. Immediately prior to founding Underground Labs, Mr. Annison joined Paul Scanlan and Phillip Alvelda to co-found MobiTV in 1999. From 1999 to 2009, Mr. Annison led MobiTV’s engineering and product development teams as the company scaled operations from 3 to 300 employees, grew to over 25 million paying subscribers and won an Emmy Award for Innovation in Television. Prior to 1999, Mr. Annison designed toys for Hasbro and theme park rides for Universal Studios. Mr. Annison earned his Bachelor degree of Science in Mechanical Engineering from University of California, Los Angeles.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2025, we had three officers and/or directors and compensated them as follows:

	Capacities in which compensation was received	Salary ($)	Health Benefits (1) ($)	Other Non-Cash Compensation ($)	Total compensation ($)
Paul Scanlan	CEO	$175,000	$27,732	$0	$202,732
Jeff Annison	President	$175,000	$27,732	$0	$202,732

(1)	Legion M executives receive medical and health benefits, life insurance, short- and long-term disability insurance coverage generally available to all salaried employees. However, some executives pay a lower percentage of premiums for health benefits than other salaried employees. “Health Benefits” reflects the value of this additional benefit.

For the fiscal year ended December 31, 2025, we did not pay our directors in their capacity as directors. There are two directors in this group.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of April 30, 2026, Legion M’s voting securities that are owned by our executive officers, directors and other persons holding more than 10% of the company’s voting securities.

Name of Beneficial Owner	Address of beneficial owner	Amount and nature of beneficial ownership (3)	Amount and nature of beneficial ownership acquirable (1) (3)	Percent of class (2)
Paul Scanlan	1801 Century Park East, 24th Floor Los Angeles, CA 90067	7,333,310 shares of Class B Common Stock		44.5%

		1,465 shares of Class A Common Stock		<1%
Jeff Annison	1801 Century Park East, 24th Floor Los Angeles, CA 90067	5,982,510 shares of Class B Common Stock		36.3%

		560 shares of Class A Common Stock		<1%
Directors and Officers as a group	1801 Century Park East, 24th Floor Los Angeles, CA 90067	13,315,820 shares of Class B Common Stock		80.7%

		2,025 shares of Class A Common Stock		<1%

(1)	Based on a total of 16,492,620 shares of Class B Common Stock and 22,299,901 shares of Class A Common Stock, which are issued and outstanding as of April 30, 2026.

(2)	This calculation is the number of shares of voting securities that a person owns now, plus the number of shares the person is entitled to acquire as of April 30, 2025. That amount is then shown as a percentage of the issued and outstanding amount of securities in that class if no other person exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership.

(3)	All shares are directly held.

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

None.

ITEM 6. OTHER INFORMATION

Not applicable.

ITEM 7. CONSOLIDATED FINANCIAL STATEMENTS

Legion M Entertainment, Inc.

A Delaware Corporation

Consolidated Financial Statements and Independent Auditor’s Report

December 31, 2025 and 2024

Legion M Entertainment, Inc.

INDEPENDENT AUDITORS’ REPORT

To the Stockholders, Management and Investors

Legion M Entertainment, Inc.

Opinion

We have audited the accompanying consolidated financial statements of Legion M Entertainment, Inc. (a Delaware corporation, the “Company”), which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of operations, changes in stockholders’ equity (deficit) and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2025 and 2024, and the consolidated results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company incurred net losses and cash used in operations, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ dbbmckennon

Newport Beach, California
April 30, 2026

Legion M Entertainment, Inc.
Consolidated Balance Sheets
As of December 31, 2025 and 2024

	December 31,
	2025	2024
ASSETS
Current assets:
Cash	$789,082	$249,562
Accounts receivable	41,413	-
Subscriptions receivable in escrow	111,490	16,977
Other receivable	7,755	9,713
Inventory	59,428	74,271
Prepaid expenses and other current assets	42,286	67,054
Total current assets	1,051,454	417,577
Property and equipment, net	1,780	1,655
Investments in productions, net	5,001,050	7,294,553
Total assets	$6,054,284	$7,713,785

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$616,994	$248,871
Deferred revenue	683,833	752,339
Accrued expenses	185,214	94,349
Loans payable, current	1,561,317	1,317,500
Total current liabilities	3,047,358	2,413,059
Future production obligations	2,059,357	5,821,166
Loan payable	149,900	149,900
Total liabilities	5,256,615	8,384,125

Stockholders’ equity (deficit)
Class A common stock, $0.0001 par, 170,000,000 authorized, 22,299,901 and 20,495,908 issued and outstanding at December 31, 2025 and 2024, respectively	2,230	2,050
Class B common stock, $0.0001 par, 30,000,000 authorized, 16,492,620 issued and outstanding, 16,465,900 vested at both December 31, 2025 and 2024	1,649	1,649
Additional paid-in capital	25,941,071	22,932,809
Accumulated deficit	(25,147,281)	(23,606,848)
Total stockholders’ equity (deficit)	797,669	(670,340)
Total liabilities and stockholders’ equity (deficit)	$6,054,284	$7,713,785

See accompanying notes, which are an integral part of these consolidated financial statements.

Legion M Entertainment, Inc. Consolidated Statements of Operations
For the years ended December 31, 2025 and 2024

	Year Ended
	December 31,
	2025	2024
Revenue	$2,004,184	$1,024,059
Cost of revenue	1,667,818	1,396,935
Gross profit (loss)	336,366	(372,876)

Operating expenses:
General and administrative	1,539,860	1,660,748
Sales and marketing	1,011,780	1,235,885
Investments in productions impairment	2,754,456	274,315
Total operating expenses	5,306,096	3,170,948
Loss from operations	(4,969,730)	(3,543,824)

Other income (expense):
Interest expense	(48,812)	(23,125)
Interest income	-	27,578
Financing fees	-	(10,000)
Gain on removal of future production obligations	3,478,109	-
Total other income (expense), net	3,429,297	(5,547)
Net loss	$(1,540,433)	$(3,549,371)

Weighted average number of common shares outstanding - basic and diluted	37,890,525	35,719,374
Net loss per common share - basic and diluted	$(0.04)	$(0.10)

See accompanying notes, which are an integral part of these consolidated financial statements.

Legion M Entertainment, Inc.
Consolidated Statements of Changes in Stockholders’ Equity (Deficit)
For the years ended December 31, 2025 and 2024

	Common Stock				Additional		Total
	Class A		Class B		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity (Deficit)
Balances at December 31, 2023	18,597,935	$1,860	16,492,620	$1,649	$20,216,722	$(20,057,477)	$162,754
Common stock issuances:
Class A ($1.65 issue)	1,696,287	170	-	-	2,798,704	-	2,798,874
Bonus Shares	201,686	20	-	-	332,762	-	332,782
Stock based compensation	-	-	-	-	186,995	-	186,995
Offering costs	-	-	-	-	(261,396)	-	(261,396)
Share bonuses	-	-	-	-	(340,978)	-	(340,978)
Net loss	-	-	-	-	-	(3,549,371)	(3,549,371)
Balances at December 31, 2024	20,495,908	2,050	16,492,620	1,649	22,932,809	(23,606,848)	(670,340)
Common stock issuances:
Class A - Round 10 ($2.10)	1,422,236	142	-	-	2,904,849	-	2,904,991
Class A - CF3 ($2.10)	181,771	18	-	-	381,701	-	381,719
Bonus Shares	199,986	20	-	-	419,951	-	419,971
Stock based compensation	-	-	-	-	247,806	-	247,806
Offering costs	-	-	-	-	(526,094)	-	(526,094)
Share bonuses	-	-	-	-	(419,951)	-	(419,951)
Net loss	-	-	-	-	-	(1,540,433)	(1,540,433)
Balances at December 31, 2025	22,299,901	$2,230	16,492,620	$1,649	$25,941,071	$(25,147,281)	$797,669

See accompanying notes, which are an integral part of these consolidated financial statements.

Legion M Entertainment, Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2025 and 2024

	Year Ended
	December 31,
	2025	2024
Cash flows from operating activities:
Net loss	$(1,540,433)	$(3,549,371)
Adjustments to reconcile net loss to net cash used in operating activities:
Inventory impairment	-	119,553
Impairments of film production and project costs	2,754,456	274,315
Gain on removal on future production obligation	(3,478,109)
Amortization of film production costs	1,010,161	326,074
Stock-based compensation	247,806	186,995
Amortization of debt discount	38,847	17,500
Bad debt	-	98,730
Depreciation	1,425	2,391
Changes in operating assets and liabilities:
Accounts receivable	(41,413)	2,960
Other receivable	1,958	(1,434)
Inventory	14,843	(66,113)
Prepaid expenses and other current assets	24,768	18,072
Film production and project costs	(971,114)	(3,528,671)
Accounts payable	(131,877)	(62,359)
Deferred revenue	74,398	(20,488)
Accrued expenses	90,865	30,647
Net cash used in operating activities	(1,903,419)	(6,151,199)
Cash flows from investing activities:
Purchase of property and equipment	(1,550)	-
Loan receivable	-	180,000
Net cash provided by (used in) investing activities	(1,550)	180,000
Cash flows from financing activities:
Proceeds from future production obligations	694,467	1,201,137
Repayment of future production obligations	(978,167)	-
Proceeds from loan payable	305,000	1,300,000
Repayment of loan payable	(100,030)	-
Proceeds from issuance of Class A common stock	3,192,217	3,141,311
Offering costs	(668,998)	(261,396)
Net cash provided by financing activities	2,444,489	5,381,052
Net change in cash	539,520	(590,147)
Cash at beginning of year	249,562	839,709
Cash at end of year	$789,082	$249,562

Supplemental disclosure of cash flow information:
Cash paid for interest	$8,272	$-
Cash paid for income taxes	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Gift cards issued in stock offering recorded to deferred revenue	$-	$265,020

See accompanying notes, which are an integral part of these consolidated financial statements.

Legion M Entertainment, Inc.
Notes to Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Legion M Entertainment, Inc. (the “Company” or “Legion M”), is a corporation organized March 4, 2016 under the laws of Delaware. The Company was formed as a fan-owned entertainment company. The Company partners with creators and other entertainment companies -- from independent filmmakers to large Hollywood studios -- to develop, produce, distribute, market and monetize entertainment content including movies, television shows, digital content, live events, and more.

MDFZ, LLC (“MDFZ”) is a limited liability company formed on April 28, 2023 under the laws of California. The Company is a special purpose vehicle which was formed to produce a feature film currently entitled “My Dead Friend Zoe.” MDFZ is headquartered in Los Angeles, California and is a wholly owned subsidiary of the parent, Legion M.

Fade to Black LLC (the “Fade to Black”) is a limited liability company formed on June 26, 2024 (inception) under the laws of Delaware. The Company is a special purpose vehicle which was formed to produce a feature film currently entitled “FADE TO BLACK.” The Company is headquartered in Los Angeles, California and is a wholly owned subsidiary of the parent, Legion M.

Legion M Film Fund-1099, LLC (the “1099 Fund”) and Legion M Film Fund-K1, LLC (the “K1 Fund”, and together with the 1099 Fund, the “Film Fund”) are Delaware limited liability companies formed on December 22, 2025, and were established as parallel vehicles to make investments in film and related media projects. The Film Fund is headquartered in Los Angeles, California and both LLCs are wholly owned subsidiaries of the parent, Legion M. The investment objective of the Film Fund is to deliver consistent, risk-managed returns by investing in distribution of film and related media projects, including Legion M-led releases and Legion M-facilitated participation in third-party projects. The Film Fund is managed by Jeff Annison and Paul Scanlan, the founders and executives of Legion M. The 1099 Fund is structured to be taxed as a corporation and issues Forms 1099 to its investors, while the K1 Fund is structured as a partnership and issues Schedule K-1s. Each Fund LLC is authorized to issue a single class of limited liability company membership interests to its members. The 1099 Fund has a Regulation CF offering (via DealMaker Securities LLC) and a concurrent Regulation D offering. The K1 Fund has a separate Regulation D offering available only to accredited investors.

The financial statements of Legion M, MDFZ, Fade to Black, and the Film Fund are consolidated (see Note 3).

NOTE 2: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has no profit since inception, incurred negative operating cash flows, and has sustained net losses of $1,540,433 and $3,549,371 for the years ended December 31, 2025 and 2024, respectively. The Company has accumulated deficit of $25,147,281 as of December 31, 2025. The Company expects near-term revenue from various projects and investment proceeds. However, the Company’s ability to continue as a going concern for the next twelve months is dependent upon its plan to raise more capital from investors. The Company has successfully raised more than $25,000,000 over ten rounds of funding (including Round 10s, which is closed in January 2026), with an expectation to continue raising money in the future. No assurance can be given that the Company will be successful in these future fundraising efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time without raising additional funding. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Legion M as well as its subsidiaries required to be consolidated under accounting principles generally accepted in the United States of America (“GAAP”). Significant intercompany accounts and transactions have been eliminated upon consolidation. The Company’s MDFZ, Fade to Black, and Film Fund subsidiaries (see Note 5) are included in the consolidated financial statements.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

Legion M Entertainment, Inc.
Notes to Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years then ended

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Significant estimates inherent in the preparation of the accompanying consolidated financial statements include useful lives and impairment of film production costs, impairment of inventory, distinguishing liabilities from equity, valuation of future production obligations based on estimates of future revenues, and fair value of stock options and warrants. Any adjustments applied to estimates are recognized in the period in which such adjustments are determined.

Change in Presentation

During 2025, the Company reclassified certain expenses, including compensation and benefits, legal and professional, and depreciation, into General and Administrative expenses to better align with its current presentation. This reclassification had no impact on total expenses, net loss, or cash flows. Prior period amounts have been reclassified to conform to the current presentation.

Cash Equivalents

For the purpose of the consolidated statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less. As of December 31, 2025 and 2024, the cash balance exceeded the FDIC insured limits by $241,117 and $0, respectively.

Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. Accounts receivable, net of allowance for doubtful accounts was $41,413 and $0 as of December 31, 2025 and 2024, respectively. The balance at December 31, 2025 consists primarily of amounts due from distribution partners. During the year ended December 31, 2024, a full allowance for doubtful accounts of $98,730 was recorded. As of December 31, 2025, the Company had reserve for allowance of $95,000 for doubtful accounts.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders’ equity (deficit) on the consolidated balance sheet.

Other Receivables

Other receivables are primarily due from payment processors and gateways (e.g. Paypal, Stripe).

Inventory

Inventories are comprised of merchandise (t-shirts, collectibles, hats, etc.) that are used for marketing and/or for sale in the Legion M store (shop.legionm.com). Inventories are stated at the lower of cost or market value. Cost is determined using the average costing method. Inventory balances as of December 31, 2025 and 2024 were $59,428 and $74,271, respectively. The Company periodically reviews inventory quantities and values and adjusts for obsolete or impaired inventory based primarily on management’s estimated forecast of product demand. As a result of that review, the net realizable value of the inventory has been reduced and $0 and $119,553 was recorded as costs of net revenues on the consolidated statement of operations as an asset impairment during the years ended December 31, 2025 and 2024, respectively.

Legion M Entertainment, Inc.
Notes to Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years then ended

Film Production and Project Costs

In accordance with ASC 926, “Entertainment—Films” (“ASC 926”), the Company capitalizes costs associated with the production, including development costs, direct costs, and production overhead. Marketing, distribution and general and administrative costs are expensed as incurred. The Company has set a minimum threshold of $10,000 before capitalizing the costs.

Film production costs are amortized using the individual-film-forecast-computation method, which amortizes such costs in the same ratio that current period actual revenue (numerator) bears to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year (denominator). In this way, in the absence of changes in estimates, film costs are amortized in a manner that yields a constant rate of profit over the ultimate period. Management bases its estimates of ultimate revenue for each production on a variety of factors, including: historical performance of similar productions, market research and the existence of future firm commitments. We regularly review, and revise when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value amount. Costs for productions not produced are written-off at the time the decision is made not to develop the story or after three years.

Film production and project costs are stated at the lower of unamortized cost or estimated fair value on a production / project basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates. As a result, the Company’s financial results fluctuate from period to period.

If estimates of ultimate revenues change with respect to a production, causing reductions in fair values, the Company may be required to write down all or a portion of the related unamortized costs of the production to its estimated fair value. No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting our results of operations and financial condition.

In assessing the potential impairment of these investments, the Company considers the forecasted financial performance of the investee productions and the volatility inherent in the external markets, where available. If these forecasts are not met or market values indicate an other-than-temporary decline in value, impairment charges may be required.

Consistent with this guidance, the Company reduced the expectations on certain projects. The fair value of the film production and project costs was reduced and $2,754,456 and $274,315 was recorded as an impairment loss on the consolidated statements of operations as an asset impairment during the years ended December 31, 2025 and 2024, respectively.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000. Property and equipment is stated at cost less accumulated depreciation. The cost of additions and substantial improvements to property and equipment is capitalized. The cost of maintenance and repairs of property and equipment is charged to operating expenses. Property and equipment is depreciated using straight-line methods over their estimated economic lives of 5 years. Property and equipment is reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No assets were impaired as of December 31, 2025 and 2024. Depreciation expense totaled $1,425 and $2,391 for the years ended December 31, 2025 and 2024, respectively.

	December 31,
	2025	2024
Original cost	$60,320	$58,769
Accumulated depreciation	(58,540)	(57,114)
Property and equipment, net	$1,780	$1,655

Legion M Entertainment, Inc.
Notes to Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years then ended

Loan Receivable

In 2023, the Company loaned $180,000 to a production, which was repaid during the year ended December 31, 2024. As of December 31, 2025, no amount is outstanding.

Future Production Obligations

The Company records future production obligations as financial liabilities for investment proceeds received from outside investors for specific film productions. Investors are entitled to return of their investment plus a fixed premium and contingent backend participation, payable exclusively through a contractual waterfall administered by a Collection Account Manager. Investors have no ownership interest, no management rights, and no recourse to the Company’s general assets — repayment is conditioned entirely on the availability of film revenues flowing through the waterfall to the investor position. The Company has not elected the Fair Value Option under ASC 825-10 for these instruments. See Notes 4 to 7 for additional detail.

All proceeds for investment received are accounted for as financial liabilities under ASC 470 – Debt as noted below:

Initial recognition: The liability is initially recognized at the fair value of consideration received (cash investment proceeds) in accordance with ASC 470-10-25-1 and 2 and subsequently reduced as investor repayments are made through the waterfall.

Derecognition: Because the obligation to pay investors is conditioned entirely on the availability of waterfall proceeds, the liability is subject to derecognition under ASC 405-20-40-1(b) when management determines that projected film revenues are lower than previous estimates. In those circumstances, the future production obligation (i.e., the amount owed to investors) is reduced, and the excess liability is removed from the balance sheet.

The difference between the carrying amount derecognized and any consideration paid is recognized as a gain in the period of determination. During the year ended December 31, 2025, management’s annual revenue assessment determined that projected revenues from My Dead Friend Zoe are lower than the amount of consideration paid. Accordingly, $2,892,192 of the MDFZ future production obligation has been derecognized, with a corresponding gain recognized in the consolidated statements of operations. A residual liability of $164,590, representing the net present value of amounts projected to be paid to investors through the waterfall, is retained on the consolidated balance sheet. The film asset has been simultaneously written down by $2,431,354 to its estimated fair value of $118,944 under ASC 926-20-35-12.

For the William Shatner: You Can Call Me Bill documentary and certain legacy projects, the Company recorded aggregate impairment charges of $191,774 to write down film production costs to their estimated fair value and $131,328 for legacy projects based on management’s assessment that projected film revenues to date are insufficient to fully recover the carrying value of those assets. During the year ended December 31, 2025, management’s annual revenue assessment determined that projected revenues from William Shatner: You Can Call Me Bill are lower than the amount of consideration paid. Accordingly, $585,917 of the William Shatner: You Can Call Me Bill future production obligation has been derecognized, with a corresponding gain recognized in the consolidated statements of operations. A residual liability of $0, representing the net present value of amounts projected to be paid to investors through the waterfall, is retained on the consolidated balance sheet.

Fair Value of Financial Instruments

The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Legion M Entertainment, Inc.
Notes to Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years then ended

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate fair value.

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Film revenue includes revenue from the production and distribution of films, as well as release partnerships and film related events and sponsorships. Film revenue is recognized at a point in time when the relevant performance obligation (the sale or distribution of the film, film event or sponsorship obligation) has been fulfilled. Prior to the digital release of licensed content, the Company might provide the option to release content as part of a theatrical release. Revenue from these events is recognized at a point in time – when the theatrical showing takes place. The Company will negotiate the terms of the theatrical distribution window (ranging from a few weeks to a few months), profit sharing percentage, and collection terms with the theater owners prior to the release. Theatrical release revenue fluctuates depending on the timing and scale of theatrical showings.

Revenue from consumer products is recognized at a point in time when the merchandise is shipped.

The following is a disaggregation of revenue:

	Year Ended
	December 31,
	2025	2024
Film and Film Related Events Revenue	$1,740,998	$807,633
Consumer Products	263,186	216,426
Revenues	$2,004,184	$1,024,059

Legion M Entertainment, Inc.
Notes to Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years then ended

Deferred Revenue

Deferred revenue is recorded for payments received that have not yet been earned. Deferred revenue was $683,833 and $752,339 as of December 31, 2025 and 2024, respectively. For both years, these balances comprised primarily outstanding gift cards for merchandise sales attributable to investor rewards (see Note 9).

The Company records a provision for gift cards issued pursuant to its crowdfunding offerings. As of December 31, 2025 and 2024, deferred revenue included $543,002 and $570,658 in gift cards outstanding, respectively.

The Company evaluates unused gift card balances for breakage after a period of two years. Historically, gift cards have been issued in connection with equity financing transactions; accordingly, estimated breakage is recognized as an increase to additional paid-in capital rather than as revenue. During the years ended December 31, 2025 and 2024, the Company recognized gift card breakage of $142,904 and $253,747, respectively.

Stock-Based Compensation

The Company measures employee stock-based awards at grant-date fair value and recognizes employee and consultant compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards and warrants. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the consolidated balance sheet. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

Legion M Entertainment, Inc.
Notes to Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years then ended

The Company files income tax returns in the United States and is subject to income tax examinations for its U.S. federal income taxes for the preceding three years and, in general, is subject to state and local income tax examinations for the preceding three years. Tax returns through 2024 have been filed, and tax years 2022 through 2024 remain subject to examination by U.S. federal, state and local taxing authorities. The Company is not presently subject to any income tax audit in any taxing jurisdiction. MDFZ and Fade to Black are a limited liability company and do not incur taxes, instead, passing their taxable income or losses to the Company.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. As of December 31, 2025 and 2024, the Company had total taxable net operating loss carryforwards of approximately $21,916,723 and $22,604,652, respectively. The Company pays Federal and California income taxes at rates of approximately 21.0% and 7.0% (net of federal benefit), respectively, and has used an effective blended rate of approximately 28.0% to derive net deferred tax assets of approximately $6,842,542 and $6,965,703 as of December 31, 2025 and 2024, respectively. The Company cannot presently anticipate the realization of a tax benefit on its net operating loss carryforward. Accordingly, the Company recorded a full valuation allowance against its deferred tax assets as of December 31, 2025 and 2024. Deferred tax assets and liabilities resulted from net operating losses, depreciation/amortization, organizational costs, deferred revenue and stock-based compensation.

The following table presents a reconciliation of the statutory federal income tax rate to the Company’s effective income tax rate, including both the rate and amount of each reconciling item, for the years ended December 31, 2025 and 2024:

	31-Dec-25		31-Dec-24
	Rate	Amount	Rate	Amount
Federal statutory rate	21.0%	(323,491)	21.0%	(747,109)
State income tax, net of federal benefit	7.0%	(107,578)	7.0%	(248,453)
Permanent differences:
Investments in productions impairment	-50.0%	770,796	-2.2%	76,763
Inventory impairment	0.0%	-	-0.9%	33,455
Offering costs (charged to equity)	9.5%	(147,220)	2.1%	(73,148)
Meals & entertainment	0.0%	-	0.0%	-
Total permanent differences	-40.5%	623,576	-1.0%	37,070
Temporary differences (stock-based compensation)	-4.5%	69,345	-1.5%	52,328
Change in valuation allowance	17.0%	(261,852)	-25.5%	906,164
Effective income tax rate / provision	0.0%	-	0.0%	-

	December 31,
	2025	2024
Deferred tax asset:
Stock based compensation	709,453	640,108
Net operating loss carryforward	6,133,089	6,325,595
Net deferred tax asset	6,842,542	6,965,703
Less: Valuation allowance	(6,842,542)	(6,965,703)
Net deferred tax asset	$-	$-

	December 31,
	2025	2024
Statutory tax rate:
U.S.	21.0%	21.0%
State taxes	7.0%	7.0%
Change in valuation allowance	-28%	-28%
Effective tax rate	0%	0%

The change in valuation allowance for the years ended December 31, 2025 and 2024 was ($123,161) and $319,467, respectively.

Legion M Entertainment, Inc.
Notes to Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years then ended

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2025 and 2024, the Company recognized no interest or penalties.

Effective for the year ended December 31, 2025, the Company adopted Accounting Standards Update No. 2023-09, Improvements to Income Tax Disclosures (ASU 2023-09), which requires enhanced income tax disclosures, including a tabular rate reconciliation using both percentages and dollar amounts for specific categories and disaggregated information about income taxes paid. The adoption of ASU 2023-09 did not have an impact on the Company’s consolidated financial statements but resulted in enhanced disclosures in this footnote.

The Company did not pay any income taxes for the years ended December 31, 2025 and 2024.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive.

	December 31,
	2025	2024
Warrants	570,000	570,000
Options	4,766,630	4,641,630
Total dilutive securities	5,336,630	5,211,630

As of December 31, 2025, the number of shares on conversion of loan payable is indeterminable.

As all potentially dilutive securities are anti-dilutive as of December 31, 2025 and 2024, diluted net loss per share is the same as basic net loss per share for each year.

Segment Reporting

The Company operates as a single reportable segment, consistent with the adoption of Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The Chief Operating Decision Makers (“CODMs”), the Chief Executive Officer and President, evaluate the Company’s financial performance and allocates resources based on consolidated financial results. The Company does not manage its operations or prepare financial information on a disaggregated basis beyond the consolidated level for internal reporting purposes.

The CODMs review consolidated operating results, primarily focusing on revenue, operating income (loss), and key expense categories to assess performance and make strategic decisions. The single reportable segment derives its revenue as described above, Segment profit or loss is measured consistently with the consolidated operating income (loss) presented in the consolidated statements of operations.

In accordance with ASU 2023-07, the significant expense categories regularly provided to the CODM as part of the consolidated financial review include cost of revenue, selling and marketing and general and administrative expenses. The amounts for these categories are included in the consolidated statements of operations. These expenses represent the primary financial measures used by the CODM to evaluate operational efficiency and resource needs. No other significant expense categories or performance metrics are regularly provided to the CODM on a disaggregated basis.

The Company’s accounting policies for segment reporting are consistent with the significant accounting policies described in this note.

Recent Accounting Pronouncements

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 4: WILLIAM SHATNER: YOU CAN CALL ME BILL

The Company conducted a Regulation Crowdfunding offering and a concurrent Regulation D offering (the “Shatner Offering”) in the first quarter of 2023 in which it raised approximately $750,000 from the sale of securities called “Shatner Shares”. Holders of the Shatner Shares have the right to receive a portion of the Net Picture Revenue (as defined in waterfall below) generated by the documentary film William Shatner: You Can Call Me Bill (the “Picture”). The Shatner Offering was conducted through the William Shatner Documentary I (the “SPV”), a series of Wefunder SPV, LLC, a Delaware limited liability company (the “LLC”) and a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act. The SPV will used the funds received to purchase an equivalent amount of Shatner Shares, which it will hold on behalf of the investors in this offering. The SPV has no purpose other than to hold the Shatner Shares issued by the company and pass through the rights related to the Shatner. A portion of the funds raised were used to repay the Company. The remainder of the funds are used to pay any costs incurred for and by the production.

Legion M Entertainment, Inc.
Notes to Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years then ended

As of December 31, 2025 and 2024, the Company included $0 and $750,000, respectively, from the sale of Shatner Shares in future production obligations on the consolidated balance sheet. During the year ended December 31, 2025, the Company disbursed $164,920 to Shatner Shares investors through the contractual waterfall and recognized a $585,917 gain on the release of the Shatner future production obligation under ASC 405-20-40-1(b), reflecting the portion of the obligation that the Company estimates will not be paid based on the impairment of the underlying film asset.

Operative Waterfall

“Proceeds” is defined as all monies earned by exhibition, distribution and exploitation of the documentary, including ancillary income, merchandising income, and licensing of the same.

“Net Profits” is defined as all revenue received by Legion M Entertainment Inc. from the distribution of the film after standard 3rd party fees. For the purpose of clarity, “Net Profits” do not include “Legion M Retail Sales” or “Legion M Ticket Bundle” as described in the Regulation CF offering’s subscription agreement.

“Gross Picture Revenue” does not include revenue not generated directly by the Picture, including:

1) Any revenue generated from music rights to Mr. Shatner’s songs used in the film.

2) Any fees charged by Mr. Shatner for autographs, appearances, photos, meet and greets, etc., even when performed at screenings of, or events related to, the Picture.

3) Any revenue earned by Legion M, Mr. Shatner, or Exhibit A from other projects other than the Picture.

Waterfall

1.) First, sales representatives and/or distributor(s) take fees, costs and expenses “off the top” prior to payment of proceeds to Legion M.

2.) Second, payment of any 3rd party expenses will be deducted. This includes sales commissions, distribution and marketing expenses, merchandise and events COGS, legal fees, accounting fees, administrative fees (including anticipated future costs such as taxes and residuals), as well as any other valid 3rd party fees or expenses related to the production, distribution, or exploitation of The Picture.

3.) Third, 100% of revenue (if any) after step (2) will be distributed proportionally to owners of Shatner Shares until those investors have recouped 100% of their initial investment.

4.) Fourth, Net Profits remaining after step (3) will be split as follows:

a. 33% will be distributed to owners of Shatner Shares, pro rata and on a pari passu basis

b. 67% will be distributed to the producers of the film as follows:

i. Recoupment of deferrals:

a. 78.57% to Melis Productions Inc. until Mr. Shatner’s deferred fee of $550,000 is fully paid; and

b. 21.43% to Legion M until Legion M’s deferred fee of $150,000 is fully paid; then

ii. After deferrals are fully recouped, Producers split net proceeds as follows:

a. 33% goes to Exhibit A Pictures

b. 33% goes to Melis Productions Inc.

c. 33% goes to Legion M

As of December 31, 2025 and 2024, the Company had $0 and $392,433 in Shatner documentary film production costs, net of amounts amortized to cost of revenues and impairments, respectively, on the consolidated balance sheets. During the year ended December 31, 2025, the Company recognized $200,659 of amortization expense within cost of revenue and a $191,774 impairment under ASC 926-20-35-12, fully writing down the carrying value of the Shatner documentary asset.

Legion M Entertainment, Inc.
Notes to Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years then ended

NOTE 5: MY DEAD FRIEND ZOE

MDFZ, LLC is a special purpose vehicle which was formed to produce the feature film entitled “My Dead Friend Zoe.” MDFZ raised $3,870,029 in financing through December 31, 2025, comprised of $777,075 from a Regulation D investment on WeFunder, $773,954 in Regulation CF investments on WeFunder, $2,259,000 through Regulation D under private investments. The Company incurred $108,047 in additional fees pertaining to the financings. As of December 31, 2025 and 2024, the Company had $164,590 and $3,870,029, respectively, in future production obligations on the consolidated balance sheet pertaining to MDFZ. During the year ended December 31, 2025, the Company repaid $813,248 to MDFZ investors and recognized a gain of $2,892,192 on the contractual expiration of the remaining MDFZ investor obligation under ASC 405-20-40-1(b). See Note 3 for additional detail.

WeFunder investments and private investments through Reg D carry a 20% premium to be paid out of the waterfall, secured via worldwide sales and recouped as further described in the waterfall described below.

Backend Revenue shall derive from investor’s equity share of the “Investor Backend” (defined as 50% of 100% of all available backend (defined as “Investor’s Net Profits” in the waterfall) on a pro rata, pari passu basis with other equity investors to be paid in perpetuity and in accordance with the collection account management agreement for the picture. If debt lenders require a backend position for a reduction in debt costs, investor agree that such points shall come out of the Investor Backend upon investor’s prior, written approval. For the purpose of clarity, if the final investment amount is $500,000, the investor will be entitled to recoup $500,000 + 20% = $600,000 total recoupment +20% of 50% of the backend (which would be the investor’s share of Investor Backend on a pro rata, pari passu basis for a $2.5 million budget.

Operative Waterfall

All revenue derived from the exploitation of the “My Dead Friend Zoe”, and all ancillary rights thereof, in any and all media now known or hereafter devised, throughout the world, in perpetuity (“Collected Gross Receipts”) shall be paid to a collection account managed by an approved collection account manager (“CAM”) and distributed per a collection account management agreement (the “CAMA”) in the following manner and order:

1. First, to the CAM in payment of the CAM company’s remuneration and the actual, verifiable CAM expenses as outlined in a CAM agreement, as applicable; and thereafter

2. to fund the residuals set-aside; and thereafter

3. towards the payment of additional union payments, if any; and thereafter

4. to the sales agent for payment of the sales fee and sales expenses; and thereafter

5. as a reserve to the production company not to exceed $15,000 per year, for actual, verifiable, third-party tax and corporate maintenance; and thereafter

6. if applicable, to debt investors in payment of any principle or interest due on any applicable loan against the picture, tax credit loan, or if in the case of a tax credit shortfall, to repay such shortfall to the tax credit lender; and thereafter

7. if applicable, on a pro rata and pari passu basis, to the budgeted line item deferments by the writers, director and Producers (as applicable); and thereafter

8. to the equity investors, including investor, on a pro rata, pari passu basis, in payment of the equity investments, including the investment amount, plus premiums thereon; and thereafter

9. on a pro rata and pari passu basis, to the third-party talent deferments approved by Investor, if any; and thereafter

10. to actors, as applicable, for their streaming or box office bonuses, which are applicable against their Net Profits; and thereafter

11. the remaining balance shall be considered “Net Profits” and shall be allocated on a pari passu as follows:

a. 50% shall be deemed Investor’s Net Profits and shall be paid to the investors and allocated on a pro rata, pari passu basis on the basis of their investment amount;

and

b. 50% shall be deemed producer’s net profits and shall be allocated on a pari passu basis.

Legion M Entertainment, Inc.
Notes to Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years then ended

As of December 31, 2025 and 2024, MDFZ had $118,944 and $3,263,157, respectively, in film production costs on the consolidated balance sheets. During 2025, the Company recognized an impairment of $2,431,354 under ASC 926-20-35-12. During 2025, the Company recorded amortization of $809,502.

NOTE 6: FADE TO BLACK

Fade to Black LLC is a special purpose vehicle which was formed to produce a feature film currently entitled “FADE TO BLACK”. Through December 31, 2025, Fade to Black raised approximately $2,696,000 in financing (as described below), comprised of $800,000 from short-term loans, $500,000 from note purchase agreements and $1,895,604 through Regulation D investments. Fade to Black raised $561,137 in Regulation D investments on WeFunder and the remaining $640,000 in Regulation D issuances through private investments. In 2025, Fade to Black raised $694,468 in Regulation CF investments from WeFunder. As of December 31, 2025, the Company had $1,895,604 in future production obligations and approximately $1,250,000 in outstanding loans payable on the consolidated balance sheet pertaining to Fade to Black. As of December 31, 2024, the Company had $1,201,137 in future production obligations and approximately $1,250,000 in outstanding loans payable on the consolidated balance sheet pertaining to Fade to Black.

The Regulation D and CF investments (“Regulation Investment”) shall carry a 20% premium (the “Premium”); both the Regulation Investment and the Premium shall be paid out of the waterfall described below. Backend revenue shall derive from investor’s share of the “Investor Backend” (defined as 50% of 100% of all available backend (defined as “Investor’s Net Profits” in the waterfall)) on a pro rata, pari passu basis with other equity investors to be paid in perpetuity and in accordance with the collection account management agreement (“CAMA”) for “Fade to Back” (defined below). For example and for the purpose of clarity, if investor’s investment amount is $10,000 on a budget of $3,000,000, then investor will be entitled to recoup $10,000 + 20% = $12,000 total recoupment + 0.33% of 50% of the backend (which would be the investor’s share of investor backend on a pro rata, pari passu basis for a $3,000,000 budget).

Operative Waterfall

All revenue derived from the exploitation of “Fade to Black” (and/or any rights therein and/or elements thereof), and all ancillary rights thereof (including so-called “rights payments” (fixed and contingent) to be negotiated on an arm’s length basis for the derivative rights to the “Fade to Black” but, for the avoidance of doubt, excluding any other revenue from the exploitation of any derivative productions), from all sources and in any and all media now known or hereafter devised, throughout the world, in perpetuity (“Collected Gross Receipts”) shall be disbursed in the following order and priority on a cumulative and continuing basis (to the extent said amounts have not already been paid or repaid from any other source, in which case the relevant party or company shall as soon as reasonably possible notify the collection agent of such occurrence, or, with respect to residuals, such residuals have been paid through some other source as notified to the collection agent in writing by the guilds):

First, to the collection agent in payment of its remuneration and expenses as outlined in the CAMA; and thereafter to fund a customary “residuals set-aside” (as such term is customarily defined in customary collection account management agreements); and thereafter towards the payment of any customary “additional union payments” (as such term is customarily defined in customary collection account management agreements), if any; and thereafter to the sales agent(s) for payment of their respective sales fees, and any actual, verifiable, reasonable, customary, third party, out-of-pocket sales expenses, delivery expenses, marketing expenses, and if applicable, a market overhead charge, and thereafter as a reserve to Company not to exceed $15,000 per year, for actual, verifiable, third-party tax and corporate maintenance, provided such reserve shall be liquidated annually; and thereafter if applicable, to debt lenders in payment of any principle or interest due on any applicable loan against “Fade to Black” tax credit loan, or if in the case of a tax credit shortfall, to repay such shortfall to the tax credit lender; and thereafter if applicable, on a pro rata and pari passu basis, to the budgeted line item deferments by the writers, director and producers (as applicable); and thereafter to the equity financiers on a pro rata, pari passu basis, in payment of the equity investments, plus contractual returns thereon; and thereafter on a pro rata and pari passu basis, to the third-party talent deferments, if any; and thereafter to actors, as applicable, for their streaming or box office bonuses, which are applicable against their Net Profits (as defined below); and thereafter the remaining balance shall be considered “Net Profits” and shall be allocated as follows:

a.	50% shall be deemed the “financier pool” and shall be paid to equity financiers and allocated on a pro rata, pari passu basis on the basis of their respective investment amounts; and

b.	50% shall be deemed the “producer pool” and shall be allocated on a pro rata, pari passu basis to the parties entitled thereto.

The feature film currently titled “FADE TO BLACK” wrapped filming in the fourth quarter of 2024. As of the issuance date of these financial statements, the film is in post-production.

As of December 31, 2025 and 2024, Fade to Black had $3,671,952 and $3,362,480, respectively, in film production costs on the consolidated balance sheets.

Legion M Entertainment, Inc.
Notes to Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years then ended

Financings

In October 2024, Fade to Black issued note purchase agreements for aggregate principal of $550,000, for which the Company received $500,000 in net proceeds. The notes bear interest at 10% per annum and, together with accrued interest, are payable one year after issuance. The Company recognized a debt discount of $50,000 in connection with the notes, of which $17,500 was amortized during 2024 and $32,500 was amortized during 2025. As of December 31, 2025, and as of the issuance date of these financial statements, the notes remain outstanding. In addition, as of December 31, 2025, the Company was in default under the bridge loan agreement, which required repayment of $500,000 of principal plus a $50,000 premium within 120 days of the initial funding date. Because the repayment obligation had not been satisfied by December 31, 2025, the loan was past both the contractual 120-day repayment deadline and the 180-day default threshold as of December 31, 2025. Upon default, the agreement provides that the lender may either continue accruing interest at 20% per annum, or 1.666% per month, indefinitely until full repayment, or elect to convert the outstanding principal, premium, and unpaid accrued interest into Legion M stock at 50% of the applicable fair market value.

During 2024, Fade to Black received $800,000 in short-term bridge loans. The loans are unsecured and due on demand. Of the amounts received, $300,000 of the loans bear interest at 11% per annum and the remaining $500,000 bear interest at 12% per annum. During the year ended December 31, 2025, the Company repaid $100,030. As of December 31, 2025 and 2024, $699,970 and $800,000, respectively, of the loans outstanding. Interest accrued on these loans during the years ended December 31, 2025 and 2024 was $81,449 and $17,162, respectively, which was unpaid as of December 31, 2025.

During 2025, Fade to Black issued short-term loan for principal amount of $5,000. The loan and accrued interest are payable one year after the issuance. The loan bear interest at 12% per annum. As of the issuance date of these financial statements, the loan is outstanding.

NOTE 7: LEGION M FILM FUND

The Film Fund LLCs are managed by Jeff Annison and Paul Scanlan. The 1099 Fund is taxed as an association taxable as a corporation and issues Forms 1099 to investors. The K1 Fund is structured as a partnership and issues Schedule K-1s. Each Fund is authorized to issue a single class of non-voting limited liability company membership interests; all voting power is held by Legion M through a single Voting Interest.

The 1099 Fund has a Regulation CF offering (via DealMaker Securities LLC) with a target offering amount of $108,500 and a maximum offering amount of $651,000, at $10.00 per Interest, with an offering deadline of March 10, 2027. Both Funds have Regulation D (Rule 506(c)) offerings available to accredited investors. The objective of the Film Fund is to deliver consistent, risk-managed returns through direct contractual arrangements including distribution agreements, P&A commitments, minimum guarantee advances, and co-marketing activities for distribution projects of Legion M and our partners. As returns from one project are recouped, they automatically rollover into subsequent projects.

As of December 31, 2025, no capital had been contributed to either Film Fund. In February 2026, the Film Fund entered into a Co-Financing and Marketing Agreement with Legion M for the film Fackham Hall, providing cash and marketing support in exchange for a revenue share capped at 115% of the co-financing amount ($250,000 to $1,000,000 range). As of April, 2026, the Film Fund has raised approximately $1,000,000. See Note 12 — Subsequent Events.

NOTE 8: LOANS PAYABLE

SBA Loan

An EIDL Loan of $48,200 was granted to the Company on January 20, 2021. The terms provide for 3.75% interest and require monthly payments of $236 per month commencing in July 2022 for 30 years. The Company requested and was granted an increase to the existing EIDL loan. On April 4, 2022, the Company received an additional $101,700. The incremental monthly repayment is $516. During the years ended December 31, 2025 and 2024 the Company recognized $5,625 and $5,625 of interest expense related to this loan, respectively. The outstanding principal balance of the EIDL Loan was $149,900 as of both December 31, 2025 and 2024.

Other Loans

During 2025, Legion issued note purchase agreements for an aggregate principal of $360,000, for which the Company received $300,000 in net proceeds. The notes and accrued interest are payable on year after the issuance. As of the issuance date of these financial statements, the notes are outstanding. The Company recognized a debt discount in connection with the notes of $60,000, of which $25,973 was amortized during 2025. As of December 31, 2025, the notes remain outstanding.

NOTE 9: STOCKHOLDERS’ EQUITY (DEFICIT)

The Company’s articles of incorporation, as amended and restated, authorize 200,000,000 shares common stock with a par value of $0.0001, and authorize the creation of two classes of common stock, “Class A Common Stock” and “Class B Common Stock,” with 170,000,000 shares of the authorized common stock designated as Class A Common Stock and 30,000,000 shares of the common stock designated as Class B Common Stock. The Class B Common Stock contains a voting rights preference of 10 votes per share and is convertible into Class A Common Stock at the option of the holder.

Legion M Entertainment, Inc.
Notes to Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years then ended

These shares of Class B Common Stock are subject to vesting over periods from immediate to 48 months with vesting contingent upon continued service with the Company. As of December 31, 2025 and 2024, 16,465,900 and 16,465,900 of these outstanding Class B Common Stock have vested, respectively. As of December 31, 2025 and 2024, the 26,720 unvested shares will either vest or expire by June 2026.

The Company had Regulation Crowdfunding and Regulation A funding rounds open during the years ended December 31, 2025 and 2024.

For the rounds that were active as of December 31, 2025 and 2024, investors earned a reward (e.g. gift card, bonus shares (defined below), tickets to an event, etc.) based on amount of money they invest. One of those rewards are bonus shares, which was granted to investors for free once their investment closes.

For the round that ended in Fiscal 2024, with a per share price of $1.65 paid by investors for shares of Class A Common Stock, investors were granted an amount of bonus shares (defined above) based on amount of money they invest. The Company issued 201,686 bonus shares related to this round during the year ended December 31, 2024. When factoring in bonus shares, the effective share price paid by each investor was approximately $1.49.

For the round that was active as of December 31, 2025, with a per share price of $2.10 paid by investors for shares of Class A Common Stock, investors were granted an amount of bonus shares (defined above) based on amount of money they invest. The Company issued 199,986 bonus shares related to this round during the year ended December 31, 2025. When factoring in bonus shares, the effective share price paid by each investor was approximately $1.82.

During the years ended December 31, 2025 and 2024, the Company issued 1,604,007 and 1,696,287 shares of Class A Common Stock pursuant to its crowdfunding offerings. The Company received net proceeds from these equity offerings during the years ended December 31, 2025 and 2024 of $2,523,219 and $2,879,915, respectively. As part of the normal process of investors purchasing stock, those purchases are held in escrow by StartEngine, the Company’s funding portal. At the end of each month, there is a balance of funds held by Start Engine for future distribution to the Company. The escrow balance as of December 31, 2025 and 2024 was $0 and $16,977, respectively.

As of December 31, 2025 and 2024, the Company had 22,299,901 and 20,495,908 shares of Class A Common Stock and 16,492,620 and 16,492,620 shares of Class B Common Stock issued and outstanding, all respectively.

NOTE 10: SHARE-BASED PAYMENTS

Stock Plan

On April 12, 2016, the Company adopted its 2016 Equity Incentive Plan (the “Plan”). The Plan authorizes options to purchase up to 2,539,600 shares of Class B Common Stock. On November 3, 2016, the Company amended its 2016 Equity Incentive Plan to authorize an additional 5,000,000 options to purchase Class B Common Stock. As of December 31, 2025 and 2024, there were 2,772,970 and 2,897,970 options available for issuance, respectively.

The following is a summary of option activity for the years ended December 31, 2025 and 2024:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2023	4,375,630	$0.72	$4,069,742
Granted	270,000	1.32
Exercised	-	-
Forfeited	(4,000)	-
Outstanding as of December 31, 2024	4,641,630	$0.75	$4,157,522
Granted	125,000	1.32
Exercised	-	-
Forfeited	-	-
Outstanding as of December 31, 2025	4,766,630	$0.77	$5,867,092

Exercisable as of December 31, 2025	4,602,774	$0.79	$5,583,847

	December 31,
	2025	2024
Weighted average grant-date fair value of options granted during period	1.31	1.05
Weighted average duration (years) to expiration of outstanding options at period-end	2.58	3.41

These options vest over different schedules with some vesting immediately and others vesting over periods from 1 to 10 years. The maximum term for stock options granted under the Plan may not exceed ten years from the date of grant. The options expire 10 years after the date of grant.

Legion M Entertainment, Inc.
Notes to Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years then ended

The assumptions utilized for valuing stock-based grants for compensation and marketing expense during the years ended December 31, 2025 and 2024 are as follows:

	December 31,
	2025	2024
Risk-free interest rate	4.59 - 4.65%	4.46%
Expected term (in years)	5.0 - 5.52	5.00 - 6.02
Expected volatility	60%	60%
Expected dividend yield	0%	0%

The Company recognizes stock-based compensation on a straight-line basis over the options’ vesting periods. Based on the issue dates, the per share value and the vesting period, the Company determined total stock-based compensation and additional paid-in capital to be $247,806 and $186,995 for the years ended December 31, 2025 and 2024, respectively.

Unrecognized share-based compensation expense was $255,333 as of December 31, 2025. This unrecognized compensation expense is expected to be recognized over a weighted-average period of approximately 9 months as of December 31, 2025.

Warrants

In April 2016, the Company issued 270,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vest pro-rata over two years on a monthly basis (1/24 vest per month). The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2026), any change in control, or an initial public offering. The exercise price for the common stock warrants is $0.001 per share. As of December 31, 2025 and 2024, the warrants were fully vested.

In June 2017, the Company issued 50,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vested immediately on issuance. The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2027), any change in control, or an initial public offering. The exercise price for the common stock warrants is $0.75 per share. As of December 31, 2025 and 2024, the warrants were fully vested.

In October 2021, the Company issued 250,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vest pro-rata over two years on a monthly basis (1/24 vest per month). The stock purchase warrants expire at the earliest of; ten years after their date of issuance (2031), any change in control, or an initial public offering. The exercise price for the common stock warrants is $1.25 per share. As of December 31, 2025 and 2024, the warrants were fully vested. The Company determined the grant date fair value of these warrants under a Black-Scholes calculation to be $172,750, and recognized $0 and $71,979 of such to additional paid-in capital and as stock-based compensation during the years ended December 31, 2025 and 2024, respectively.

As of December 31, 2025 and 2024, there was $0 of unrecognized share-based compensation expense. The remaining outstanding warrants have a weighted average duration to expiration of 33 and 45 months as of December 31, 2025 and 2024, respectively.

As of December 31, 2025 and 2024, there were 570,000 and 570,000 warrants outstanding with weighted average exercise price per share of $0.61 and $0.61, and 570,000 and 570,000 warrants vested with weighted average exercise price per share of $0.61 and $0.61, all respectively.

NOTE 11: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

NOTE 12: RELATED PARTY TRANSACTIONS

No related party transactions or receivable or payable during the years ended December 31, 2025 and 2024 and as of December 31, 2025 and 2024.

NOTE 13: SUBSEQUENT EVENTS

As of April 30, 2026, the Company raised an aggregate of approximately $1,000,000 in Regulation A and D offerings.

Management’s Evaluation

Management has evaluated subsequent events through April 30, 2026, the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.

ITEM 8. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation*

2.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation (September 28, 2018)*

2.3	Certificate of Amendment to the Amended and Restated Certificate of Incorporation (July 15, 2022)*

2.4	Amended and Restated Bylaws*

4.	Form of Subscription Agreement*

6.1	Employment Agreement (Paul Scanlan)*

6.2	Employment Agreement (Jeff Annison)*

6.3	2016 Equity Incentive Plan*

6.4	Financing Agreement for The Picture “You Can Call Me Bill” **

8.	Escrow Agent Agreement*+

*	Filed as an exhibit to the Legion M Entertainment Inc.’s Regulation A Offering Statement on Form 1-A (Commission File No. 024-11966).
**	Filed as an exhibit to the Legion M Entertainment Inc.’s Form 1-SA filed on September 28, 2023 (Commission File No. 24R-00089).
+	Portions of this exhibit have been omitted pursuant to the instructions to Item 17 of Form 1-A.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on April 30, 2026.

Legion M Entertainment, Inc.

/s/ Paul Scanlan
By	Paul Scanlan, Co-Founder, Chief Executive Officer, Chief Financial Officer and Treasurer

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Paul Scanlan
Paul Scanlan, Chief Executive Officer, Chief Financial Officer, Treasurer and Director

Date: April 30, 2026

/s/ Jeff Annison
Jeff Annison, President and Director

Date: April 30, 2026